WESTPORT FUEL SYSTEMS
ANNUAL INFORMATION FORM
For the year ended December 31, 2016

1750 West 75th Avenue, Suite 101
Vancouver, British Columbia
V6P 6G2, Canada

T +1 604-718-2000
F +1 604-718-2001
www.wfsinc.com

Effective Date: March 31, 2017

Forward-Looking Information

Forward-Looking Information
Certain statements contained in this Annual Information Form ("AIF") and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this AIF contains forward-looking statements pertaining to the following:

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Westport Fuel Systems Inc. high pressure direct injection 2.0 ("Westport™ HPDI 2.0") providing original equipment manufacturers ("OEMs") with vertically integrated natural gas solutions with attractive price, performance and fuel economy and the timing for commercialization of same (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS");

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Westport™ HPDI 2.0 offering ready integration into OEM operations and providing an attractive way to reach scalable volume deliveries (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS", and "RISK FACTORS");

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the future demand for Cummins Westport Inc. ("CWI") products and Westport Fuel Systems Inc. products, increasing penetration within our existing markets and expansion of those markets geographically, and continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY");

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the timing of and our ability to successfully launch new technology and market initiatives and integrate our products into existing engine OEMs products, including: (set out, for example, under the headings "GENERAL DEVELOPMENTS - THE WORLD OF WESTPORT FUEL SYSTEMS", "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS", and "RISK FACTORS");

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the manufacture of Westport™ HPDI 2.0 system components (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS");

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CWI's focus on sales in North America with engines manufactured in Rocky Mount, North Carolina and Jamestown, New York (set out, for example under the heading "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS - CUMMINS WESTPORT JOINT VENTURE");

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our ability to expand, exploit and protect our intellectual property (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - INTELLECTUAL PROPERTY", and "RISK FACTORS", particularly under the subheadings, "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");

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our capital expenditure and investment programs (set out, for example, under the heading, "RISK FACTORS", particularly under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and "We could be adversely affected by risks associated with acquisitions");

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Forward-Looking Information

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the future desirability and use of natural gas as an alternative fuel and commodity prices and the fuel price differential between natural gas and diesel (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheadings "Sustained negative economic factors could negatively impact our business" and "Fuel price differentials are hard to predict and may be less favourable in the future");

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ongoing relationships between us and our business partners and the results of our development programs with such partners (set out, for example, under the heading "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS", we make statements throughout these sections regarding such relationships, and under the heading "RISK FACTORS", particularly under the subheading "We are dependent on relationships with strategic partners", and future development program expectations under the heading "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS- CORPORATE AND TECHNOLOGY INVESTMENTS");

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our ability to continue to compete with our competitors and their technologies, and the capital and operating costs of vehicles using our technologies relative to competing technologies (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY", "BUSINESS OVERVIEW - COMPETITIVE CONDITIONS" and "RISK FACTORS", particularly, under the subheading "We currently face, and will continue to face, significant competition");

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continuing growth in the transportation sector and in the natural gas engine market (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheading "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");

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profit margins and production costs of engines incorporating our technologies (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheadings "Warranty claims could diminish our margins" and "We have foreign currency risk");

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the further development of infrastructure supporting the application of natural gas as an alternative fuel (set out, for example, under the headings, "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS");

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increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS");

•	increasingly stringent environmental and emissions regulations in the future (set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS");

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our ability to attract and retain employees (as set out, for example, under the heading "HUMAN RESOURCES AND POLICIES" and "RISK FACTORS", particularly under the subheading "We could lose or fail to attract the human capital necessary to run our business");

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demand for engines incorporating our technologies (as set out, for example, under the headings "GENERAL DEVELOPMENTS - STRATEGY" and "RISK FACTORS", particularly under the subheading, "A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate");

•	the timing of commissioning of liquefied natural gas ("LNG") refuelling stations (as set out, for example, under the heading "RISK FACTORS");

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Forward-Looking Information

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our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and our adoption, timing and ability to meet certain accounting standards (as set out, for example, in Schedule "A" entitled "AUDIT COMMITTEE CHARTER" and in our quarterly and annual financial statements);

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the ability of our products to adapt to the use of renewable natural gas ("RNG") and manufactured fuels, including hydrogen, as fuels (as set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY");

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our future growth and the expected changes to the transportation sector (as set out, for example, under the headings "GENERAL DEVELOPMENTS - THE WORLD OF WESTPORT FUEL SYSTEMS", "GENERAL DEVELOPMENTS - STRATEGY", "GENERAL DEVELOPMENTS - MARKET OVERVIEW" and "BUSINESS OVERVIEW - COMPETITIVE CONDITIONS";

•	our future growth and expected changes to the transportation sector as set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY");

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our compliance with environmental regulations and regulatory policies and our ongoing assessments of targets for improving our commitment to environmental and social responsibilities (as set out, for example, under the headings "BUSINESS OVERVIEW - SOCIAL AND ENVIRONMENTAL POLICIES" and "RISK FACTORS", particularly, under the subheading, "We could become liable for environmental damages resulting from our research, development or manufacturing activities");

•	the strategy of our Automotive segment and resulting growth in market share (as set out, for example, under the heading "GENERAL DEVELOPMENTS - THE WORLD OF WESTPORT FUEL SYSTEMS");

•	the expansion of existing relationships with truck and engine OEMs (as set out, for example, under the heading "GENERAL DEVELOPMENTS - STRATEGY");

•	Volvo Car's expansion of the Bi-Fuel version of the V90 station wagon in Belgium and Luxembourg (as set out, for example, under the heading "GENERAL DEVELOPMENTS - THREE YEAR HISTORY")

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the dividend payment to be received by from Weichai Holding Group Co., Ltd. ("Weichai") in connection with the sale of our interest in the Weichai Westport Inc. ("WWI") joint venture, and the gross proceeds received therefrom (as set out, for example, under the headings "GENERAL DEVELOPMENTS - THREE YEAR HISTORY" and "GENERAL DEVELOPMENTS - ACQUISITIONS AND DIVESTITURES");

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the development of our high horsepower ("HHP") P200 cryogenic pump and our development process with a supplier of heavy duty HHP mining trucks, including the introduction of gas on rail (as set out, for example, under the heading "BUSINESS OVERVIEW - OPERATING BUSINESS UNITS - CORPORATE AND TECHNOLOGY INVESTMENTS");

•	the timing for publishing our Sustainability Report within our fiscal 2016 Annual Report (as set out, for example, under the heading "BUSINESS OVERVIEW - SOCIAL AND ENVIRONMENTAL POLICIES"); and

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expected fluctuations in our revenues and results of operations (as set out, for example, under the heading "RISK FACTORS", particularly under the subheading "Potential fluctuations in our financial results make financial forecasting difficult").

Such statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and are based upon a number of factors and assumptions. Actual results may differ materially from those expressed in the foregoing forward-looking statements due to a number of uncertainties and risks, including the risks described in this AIF and in the documents incorporated by

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Forward-Looking Information

reference into this AIF and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:

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market acceptance of our products (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "Sustained negative economic factors could negatively impact our business" and "Certain of our products may not achieve widespread adoption");

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product development delays and delays in contractual commitments (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "We are dependent on relationships with strategic partners", "We are dependent on relationships with our suppliers" and "Our limited production trials, commercial launch activities and field tests could encounter problems");

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changing environmental regulations (as set out, for example, under "RISK FACTORS", particularly, under the subheading "Changes in environmental and regulatory policies could hurt the market for our products");

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the ability to attract and retain business partners (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We are dependent on relationships with strategic partners" and "We are dependent on our relationship with Cummins for CWI profits and cash flows");

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the success of our business partners and OEMs with whom we partner (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We are dependent on relationships with strategic partners");

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future levels of government funding and incentives (as set out, for example, under the heading "RISK FACTORS", particularly, under the subheadings "We may be unable to raise additional capital", "Potential fluctuations in our financial results make financial forecasting difficult", "Business benefits from availability of government incentives - United States" and "Business benefits from availability of government incentives - The rest of the world");

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competition from other technologies (as set out, for example, under the heading, "RISK FACTORS", particularly under the subheading "We currently face, and will continue to face, significant competition");

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price differential between CNG, LNG and LPG relative to petroleum-based fuels (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Fuel price differentials are hard to predict and may be less favourable in the future");

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limitations on our ability to protect our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success");

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potential claims or disputes in respect of our intellectual property (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");

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limitations in our ability to successfully integrate acquired businesses (as set out, for example, under the heading "RISK FACTORS", in particular under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and "We could be adversely affected by risks associated with acquisitions");

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Forward-Looking Information

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limitations in the development of natural gas refuelling infrastructure (as set out, for example, under the heading "RISK FACTORS", in particular under the subheading "Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned");

•	the ability to provide the capital required for research, product development, operations and marketing (as set out, for example, under the heading "RISK FACTORS");

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there could be unforeseen claims made against us (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We could become subject to product liability claims", "We could become liable for environmental damages resulting from our research, development or manufacturing activities", "We could become engaged in intellectual property litigation or disputes that may negatively affect our business" and "Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us");

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our international business operations could expose us to factors beyond our control such as currency exchange rates, changes in government policy, trade barriers, trade embargoes, and delays in the development of international markets for our products (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We have foreign currency risk", "If we do not properly manage foreign sales and operations, our business could suffer", "We could be adversely affected by the operations of our joint ventures and joint venture partners" and "Economic Sanctions may Impact on the Business of Certain of our Foreign Subsidiaries and Joint Ventures");

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other risks relating to our common shares ("Common Shares") discussed in more detail in this AIF under the heading "RISK FACTORS" particularly under the subheadings "Our Common Share price may fluctuate", "We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them", "If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences", "As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders", "We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us," and "U.S. investors may not be able to obtain enforcement of civil liabilities against us"; and

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risks related to the Merger with Fuel Systems Solutions Inc., including, but not limited to: failure to realize the anticipated benefits of the Merger with Fuel Systems and to successfully integrate the Company and Fuel Systems; failure of each of the Company and Fuel Systems to secure necessary shareholder approval or otherwise satisfy the conditions to completion of the Merger with Fuel Systems in a timely manner or at all; and the risk that the Merger may not be completed on the terms contemplated or at all.

You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this AIF. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking statements in this AIF are expressly qualified by this cautionary statement.

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Currency

Currency
All dollar amounts set forth in this AIF are in United States ("U.S.") dollars unless specifically stated otherwise.
Corporate Structure
In this AIF, references to "Westport Fuel Systems","Westport", "the Company", "we", "us" and "our" refer to Westport Fuel Systems Inc., its subsidiaries and its joint ventures, collectively, unless the context otherwise requires.
Westport Fuel Systems governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7.
During 2016 Westport Fuel Systems changed its name from Westport Innovations Inc. ("Westport Innovations") to Westport Fuel Systems Inc. following the merger with Fuel Systems Solutions Inc. ("Fuel Systems") on June 1, 2016 (the "Merger"). Westport now has two material subsidiaries:

1.	Westport Power Inc. ("WPI"), which is wholly-owned by Westport Fuel Systems and incorporated pursuant to the Business Corporations Act (British Columbia); and

2.	Fuel Systems, which is wholly-owned by Westport Fuel Systems and incorporated in Wilmington, Delaware.

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Corporate Structure

Key Entities
A list of Westport Fuel Systems principal key entities and each of their jurisdictions of incorporation as of December 31, 2016 is set out below. Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

KEY ENTITIES
Name	Voting Securities	Jurisdiction of Incorporation
Westport Fuel Systems	100%	Canada
Westport Power Inc.	100%	Canada
Westport Luxembourg S.a.r.l.	100%	Luxembourg
Juniper Engines Italy S.r.l.	100%	Italy
Emer S.p.A.	100%	Italy
Valtek S.p.A.	100%	Italy
OMVL S.p.A.	100%	Italy
Prins Autogas Holdings	100%	Netherlands
Prins Autogas B.V.	100%	Netherlands
Westport Innovations (U.S.) Holdings Inc.	100%	U.S.A.
Westport Fuel Systems (U.S.) Inc.	100%	U.S.A.
Cummins Westport Inc.	50%	U.S.A.
Westport Dallas Inc.	100%	U.S.A.
Fuel Systems Solutions Inc.	100%	U.S.A.
IMPCO Technologies (Canada) LLC	100%	U.S.A.
IMPCO Technologies Canada Inc.	100%	Canada
IMPCO Technologies, Inc.	100%	U.S.A.
IMPCO Technologies B.V.	100%	Netherlands
MTM. S.r.l.	100%	Italy
BRC Brasil S.A.	100%	Brazil
TA Gas Technologies	100%	Argentina
Rohan BRC Gas	100%	India
Zavoli S.r.l.	100%	Italy
Notes:

1.
The table shows the percentages of the votes attached to all voting securities, owned by us or over which control or direction is exercised by us. Parent/subsidiary relationships are identified by indentations.

2.
Entities not shown each represent less than 10% of our total consolidated revenues and total consolidated assets (although not all entities shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in aggregate as a single entity, represent less than 20% of our total consolidated revenues and total consolidated assets.

3.
As at December 31, 2016 Fuel Systems was owned directly by Westport Fuel Systems and Impco Technologies Canada Inc. was owned by Impco Technologies Canada LLC. On January 20, 2017 Fuel Systems and Impco Technologies Canada Inc. became subsidiaries of WPI and Impco Technologies Canada LLC was merged with Impco Technologies Inc.

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General Developments

General Developments
The World of Westport Fuel Systems
We are Driving Innovation to Power a Cleaner Tomorrow. And We Are Doing It Today.
Fuel Systems and Westport Innovations, two companies with a strong foundation of innovation and technology leadership in the alternative fuels space, were both key players in the development of the global market for gaseous fueled engines and vehicles for transportation and industrial applications. The merger of these two leaders in June 2016 created Westport Fuel Systems, a premier global company for the engineering, manufacturing, and supply of alternative fuel systems and components.
Our new corporate vision - “Driving Innovation to Power a Cleaner Tomorrow” - encompasses our mandate to deliver best-in-class alternative fuel engines, fuel systems, and components. Global trends in greenhouse gas emission reduction regulations and increasingly stringent urban air quality requirements further solidify our strategy to develop technology solutions and commercialize products that OEMs will need to meet demanding regulatory frameworks. With a broad range of alternative fuel capabilities in LPG, CNG, LNG, RNG, and hydrogen and our innovative proprietary technologies, Westport Fuel Systems is well positioned in key on-road, industrial, and high horsepower market segments.
Our Automotive and Industrial businesses are the solid foundation of our market leadership position and source of competitive advantage. We have been able to realize synergies through a post-Merger strategic assessment of our entire portfolio with emphasis on streamlining our operating lines as well as our product and brand portfolios. The outcome of this work has been a more focused portfolio with capital and resources targeted to the businesses that will drive long-term profitability.
In the Automotive segment, we are leveraging our increased scale, customer base, and global sales and distribution networks to continue growing market share.
In addition to our significant operational competency in well-established automotive and industrial markets, our investment in new technologies is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position. We are on track to ship the first commercial Westport High Pressure Direct Injection 2.0 (Westport™ HPDI 2.0) components to our European OEM launch partner in 2017. Our fully integrated Westport™ HPDI 2.0 system matches the “diesel-like” power, torque, and fuel economy benefits of a true compression ignition engine powered by natural gas, with reduced GHG emissions, and the capability to run entirely on renewable fuels.
Westport Fuel Systems has a compelling value proposition. We offer technology solutions for global environmental challenges, we occupy a premier technology leadership position, and we have a range of brands and products for diverse applications and markets. Our team has the specialized technical knowledge and engineering talent that can conceive, prototype, demonstrate, and commercialize the next generation of gaseous fueled technologies with our OEM partners. Our operationally focused leadership team has deep expertise in successful organizational restructuring, customer satisfaction, and financial discipline. We are building a sustainable, profitable company that delivers value to customers, shareholders, employees, and the environment.

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General Developments | Strategy

Strategy
Westport Fuel Systems is the premier global organization for the engineering, manufacturing, and supply of alternative fuel systems and components for transportation and industrial applications. We believe gaseous fuels such as natural gas, propane, renewable natural gas, and hydrogen provide the best near-term alternative to petroleum-derived fuels in many applications, offering compelling environmental, economic, and energy security benefits. The first-generations of natural gas vehicles are now well established in key markets around the world with many using Westport Fuel Systems proprietary components or delivered through our joint ventures.
We intend to maintain our market leadership position by focusing our efforts on the following number of business strategies:
Provide Technology Solutions for Global Environmental Challenges
The transportation sector is undergoing a profound transformation. The Paris Climate Accord signaled a strong call to action with more than 174 countries committing to large GHG emissions reductions over the next 15 years. The increasing availability of low-carbon fuels, the rise of a multi-fuel economy with natural gas, LPG, electric vehicles, biofuels, and hydrogen competing with diesel and gasoline, continued technological advancements and breakthroughs on both incumbent and new powertrains, the participation of non-traditional industry players, like Google, with capital to invest in autonomous vehicles, and the emergence of new transportation companies, like Uber, have already begun to influence how people and freight are moved.
Westport Fuel Systems is the technology solutions provider for global OEMs with a track record of innovation in gaseous fueled engines, vehicles, systems, and components. Our expertise in gaseous fuels and cryogenics has made us the go-to partner for OEMs needing on-road and industrial products to meet increasingly stringent regulatory frameworks. While early innovative efforts have been driven by the need to reduce criteria air pollutants, the focus has now shifted in most jurisdictions to reducing greenhouse gas emissions and improving fuel efficiency.
Air quality remains an important public health issue in key markets like California. The California Air Resources Board (“CARB”) adopted optional low oxides of nitrogen (“NOx”) emission standards for on-road heavy-duty engines in 2013. For California to meet its 2023 ambient ozone air quality standards, CARB estimates that it will require a 90% reduction in NOx emissions below 2010 baseline levels measured in the South Coast air basin.
The 8.9 litre Cummins Westport ISL G Near Zero NOx engine is the first medium duty engine in North America to receive emissions certifications from both the U.S. Environmental Protection Agency ("EPA") and the CARB that meet the 0.02 g/bhp-hr optional Near Zero NOx Emissions standards for medium-duty truck, urban bus, school bus, and refuse applications. Methane emissions have also been cut through the combined use of closed crankcase ventilation and revised catalyst formulations.
As an engine and fuel system manufacturer, our direct responsibility is for the performance of fuels in the engines we develop and the emissions created by the engine. However, when any transportation fuels are used, it is not just the direct emissions that are calculated in a life-cycle analysis. There are emissions that are generated in the production of all fuels (i.e. oil extraction, refining, electricity generation, natural gas processing and transmission). When these emissions are taken into account, a well-to-wheel comparison can be made that includes the carbon intensity in producing, delivering, and combusting fuels.

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General Developments | Strategy

Transportation quality grade natural gas is increasingly being produced from non-fossil sources, in the form of RNG or biomethane. Feedstocks for RNG include landfill gas, municipal solid waste, waste water treatment plants, or agricultural manure. In the case of these alternative natural gas feedstocks, substantial carbon intensity reductions can be achieved because turning these waste products into transportation fuel eliminates direct emissions of CO2 and methane that occur naturally and without any end-use benefit. Natural gas vehicles can operate with 100 percent renewable natural gas or any percentage of blended renewable and geologic gas.
In December 2013, Westport unveiled Westport™ HPDI 2.0; a next generation natural gas technology designed to provide a vertically integrated solution to vehicle and engine OEMs with a compelling value proposition and comparable power, torque, and fuel economy benefits of a true compression ignition engine. Westport HPDI 2.0 features further improvements to maximize the GHG emission reduction benefits of natural gas, such as the capture of dynamic venting. It is the only natural gas engine technology that can achieve thermal efficiency within 1% of current generation high efficiency heavy duty diesel engines, with inherently low engine-out unburnt methane emissions.
Developed to OEM quality standards, Westport™ HPDI 2.0 system components are expected to be manufactured in our partner facilities as part of our asset-light strategy, offer ready integration into OEM operations globally, and provide an attractive way to reach scalable volume deliveries as natural gas markets mature and grow.
We partner with OEMs to offer a complete systems solution, including development services, while leveraging the manufacturing, distribution, sales, and aftermarket service capability of our partners. This enables us to optimize an integrated approach to achieve economies of scale. We are continuing discussions with additional leading truck and engine OEMs to integrate our products into existing truck and engine configurations and expand our existing relationships.
We seek to partner with the largest tier one automotive component suppliers, allowing us to benefit from their economies of scale, pre-existing manufacturing capacity, proven production capability, and developed supply chains, thus reducing our cost structure and investment in fixed assets while further enhancing product quality. To date, we have focused on developing strong supply chain relationships by partnering or collaborating with leading suppliers, such as Delphi Automotive plc ("Delphi").
High-horsepower applications (16 litre or greater) including locomotives, mine-haul trucks, and marine vessels face similar regulatory pressure to reduce GHG emissions. These demanding engine applications consume large amounts of fuel and often operate in jurisdictions where LNG offers a significant cost advantage over diesel, thereby also providing more favourable economics for the use of natural gas. Westport Fuel Systems proprietary technologies for fuel storage and delivery such as the P200 cryogenic pump for high-volume applications like locomotive tenders and mine-haul trucks is an example of our innovation in natural gas fuel supply expertise.
Maintain a Premier, Leading Technology Position
Westport Fuel Systems has both significant operational competency and a leading technology position. We believe the combination of our considerable investment in research and development and team of world-class engineers is responsible for unique innovative solutions and differentiated intellectual property that allows us to attract and access leading global engine OEMs in the transportation and industrial space.
Our global patent portfolio has been pivotal to our market-leading position and it continues to serve as a significant barrier to new entrants. In order to maintain our technology leadership, we continue to explore

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General Developments | Strategy

product improvements and new product opportunities in each of the segments we serve to ensure that our portfolio evolves to meet market dynamics. We expect to expand our intellectual property portfolio as we file new patent and trademark applications to capture value generated by new technological advances. We also believe that our gaseous-fueled engine technologies, cryogenic fuel systems, and experience will allow us to exploit opportunities that may arise related to emerging low-carbon fuels such as hydrogen.
Our access to OEMs sets us apart. Westport Fuel Systems has established several strategic partner relationships with key automotive, industrial, engine and truck OEMs, joint ventures including CWI and WWI and co-marketing agreements with natural gas fuel providers like Royal Dutch Shell plc ("Shell"). These relationships provide strategic value to Westport Fuel Systems in our ability to leverage our partners' global market access and distribution channels.
Offer a Range of Brands and Products for Diverse Applications and Markets
Westport Fuel Systems offers recognized global brands and products for a diverse range of fuel system applications and markets. We have brand equity in the alternative fuel space and our breadth of reach includes passenger car and light-duty truck, medium-duty, heavy-duty, industrial, high horsepower, cryogenics, and CNG refueling markets. Post-Merger integration activities in 2016 have enabled us to realize synergies through a strategic assessment of our entire portfolio with emphasis on the products and brands that will drive long-term profitability.
We will intend to accelerate market penetration in key light-duty automotive markets by leveraging our increased scale, customer base, and global sales and distribution networks. The Westport Fuel Systems Automotive division designs, manufactures, and sells components and systems for passenger car, light-duty and medium trucks including OEM, delayed OEM (“DOEM”), and aftermarket applications. We sell LPG and CNG components to more than 20 global OEMs and to Aftermarket customers in more than 70 countries around the world. The products designed and sold by Westport Fuel Systems are sold directly to OEM or local distributors under 12 different well-recognized and well-established brands such as BRC, Prins, Emer and IMPCO Automotive.
We continue to pursue strategic investments and develop OEM products and capabilities to maintain our market leadership position. We are able to optimize our industry-leading portfolio via the ability to cross-sell products and efforts to sell full systems and conversions rather than just components. Our global footprint allows us to leverage capabilities to better serve customers through product localization to after-sales support.
We focus our market development efforts in the regions of Europe, Asia-Pacific, the Middle East, and the Americas where natural gas and LPG vehicle sales are growing or where market conditions are attractive for growth. These countries generally have attributes that serve to promote the shift to natural gas for transportation, including but not limited to: i) policies and regulations for either GHG mitigation, urban air quality, or energy security purposes that either mandate alternative fuels or promote their use, ii) domestically available and cost advantageous natural gas resources, iii) a favourable natural gas fuel price differential compared to petroleum-derived fuels, and iv) a lack of domestic oil reserves or insufficient refining capacity to meet transportation demands with petroleum fuels only.
Westport Fuel Systems Industrial segment products enable a wide range of industrial engines such as off-road mobile and stationary equipment for a variety of applications. Our auxiliary power unit (“APU”) products for Class 8 diesel trucks and locomotives offer significant environmental benefits and cost of operation savings by providing electrical power to the vehicle during stationary periods with much lower fuel consumption than would be used by the main engine at idle.

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General Developments | Strategy

Industrial fuel system components and systems are primarily sold under the IMPCO, Beam-Garretson, and GFI brands, engines are sold under the Westport Power brand, with APUs sold under the ComfortPro brand.
Our Industrial segment is focused on the continued leverage of investments in distribution channels, technology development and new products, as well as opportunities to further penetrate high-growth market segments. With new emissions regulations in key markets, industrial OEMs will require advanced technologies that enable the use of gaseous fuels to satisfy not only new regulations but their customer’s requirements for durability, performance, reliability, and cost-competitiveness.

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General Developments | Market Overview

Market Overview
Transportation accounts for about 14% of global GHG emissions.1 Compared to other primary energy use sectors, including electricity, industry, and buildings, transportation is the most difficult to decarbonize because of the challenge of economically replacing the energy density of fossil fuels. The current global transportation energy mix is still dominated by petroleum derived fuels like gasoline and diesel that total approximately 95% of current consumption, but we are witnessing the emergence of a more diversified or poly-fuel mix as natural gas, liquid biofuels, electric vehicles, and hydrogen fuel cells are gaining an ability to compete on price, range, and market share.2
The Paris Climate Agreement, signed by more than 174 countries in October 2016, has the central aim to strengthen the global response to the threat of climate change by keeping a global temperature rise this century well below 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase even further to 1.5 degrees Celsius.3
The degree to which we are able to realize the targets for the transport sector and diversify beyond oil will be a function of technology breakthroughs on both fuels and vehicles, political action, shifting demographics, and a range of new public policy considerations that will not only influence how people and freight are moved, but how and where we live. Despite significant progress on higher efficiency vehicles, advanced engines and alternative fuels, expanded public transit, increased urbanization, lower carbon freight options like rail and marine, and new mobility modes like car sharing and the potential of autonomous vehicles, achieving deep reductions in GHG emissions and fossil fuel consumption remains a challenge.
This challenge also presents an opportunity for leadership. Most companies provide or use transportation and virtually all companies use vehicles, fleets, and logistics to get work done.The sustainability drivers for transportation include energy consumption, rising or volatile fuel prices, and emissions regulations that necessitate energy efficiency and the management of GHG emissions. Evolving energy regulation is also creating an opportunity for innovation.4 With our current commercialized product portfolio, soon-to-be launched technology, like HPDI 2.0, brand value, and geographic reach in key markets, Westport Fuel Systems is presently delivering cleaner-burning, low-carbon, gaseous fuelled engines, fuel systems, and components to meet demanding regulatory frameworks.
The market for alternative fuels is also driven by economic and energy security considerations. Concerns over oil supply availability, costs of oil production, and price levels and price volatility have all contributed to the demand for cleaner, low-carbon technology solutions for the transport and industrial sector. The acceptance of natural gas-fuelled engines depends in large part on the price differential between natural gas, diesel, and gasoline. Despite current oil price volatility tied to an overabundance of supply, natural gas and LPG has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products and government excise and fuel tax policies.
Notes:

1.	https://www.epa.gov/ghgemissions/global-greenhouse-gas-emissions-data

2.	http://www.bsr.org/reports/BSR_Future_of_Fuels_Understanding_Impacts_of_Fuels.pdf

3.	http://unfccc.int/paris_agreement/items/9485.php

4.	http://www.greenbiz.com/blog/2014/02/27/rise-sustainability-transportation

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General Developments | Three Year History

Three Year History
Recent History of Announced Product News
2017
On February 7, 2017 the Company announced that Volvo Car will expand the Bi-Fuel version of its new V90 station wagon in Belgium and Luxembourg. Westport Fuel Systems believes that growth opportunities such as Belgium and Luxembourg make ideal initial markets for Westport Fuel Systems planned expansion in the European market.
2016
On December 8, 2016, CWI announced that its ISB6.7 G, 6.7 litre midrange, factory built natural gas engine was fully available as a production engine for shuttle bus, medium duty truck, and vocational applications in North America.
On November 28, 2016, the Company announced that its Westport™ WiNG product line has received certification from the U.S. EPA for its Westport WiNG™ Power System on multiple 2017 model year Ford Motor Company ("Ford") products and streamlined the supply chain through a Ford-approved ship-thru process on the F-150, F-250/350 and Transit products, reducing transportation costs and simplifying the ordering process.
On October 13, 2016, CWI announced that orders were being processed and production of the ISL G ("ISL G") Near Zero (“NZ”) NOx natural gas engine had commenced. The ISL G NZ is the first medium duty engine in North America to receive emission certification from both the U.S. EPA and CARB to meet the optional 0.02 g/bhp-hr. Near Zero NOx Emissions standards eight years in advance of the 2023 California Near Zero NOx schedule and contributing to California Clean Air initiatives.
On September 27, 2016, the Company announced the signing of a new multi-year agreement between a distributor of Westport Fuel Systems and Honda Turkey to supply LPG systems for the new Civic ECO model that will be launched in October 2016.
On August 23, 2016, the Company confirmed its next generation natural gas engines and vehicles, including Westport™ HPDI 2.0 and Enhanced Spark Ignition ("Westport™ ESI") technologies, comply with the announced U.S. EPA and the Department of Transportation's National Highway Traffic Safety Administration Phase 2 GHG emissions and fuel efficiency standards for medium- and heavy-duty vehicles.
On June 23, 2016, the Company announced that Volvo Car Group ("Volvo Car") launched the Bi Fuel version of its new V90 station wagon. This vehicle is based on the same engine technology as the Volvo V60 sports wagon which recently won second place in the Best Environmental Car in Sweden - company car category.
On June 17, 2016, IMPCO Technologies, Inc., a released a new Heavy-Duty/Light Weight Rail Auxiliary Power Unit developed in collaboration with the railroad industry expert Canadian Environmental Technologies ("CET").
On May 18, 2016, the Company announced it had received certification from the CARB for the dedicated CNG Westport WiNG™ Power System used in the Ford Transit Cargo Van and Passenger Wagon, and the F-150 truck for model year 2016.
2015

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General Developments | Three Year History

On December 18, 2015, the Company and AVL List GmbH, the world's leading independent company for development, simulation and testing technology of powertrains for global OEMs, announced that they had entered into an agreement to deliver next-generation HPDI gas technology.
On November 2, 2015, the Company announced an update to HPDI 2.0 development program. Early production design intent components, including the latest generation injector from Delphi, were undergoing engine testing at Westport, and would be delivered to OEM customers for validation and vehicle testing in December 2015. The Company delivered production design intent components to OEM customers in mid-2016 for vehicle integration, engine testing and certification, and initial customer field testing.
On October 8, 2015, the Company and Gazprom’s subsidiary, Gazprom Gazomotornoye Toplivohave, signed a market development agreement focused on expanding the use of natural gas vehicles in Russia and the localization of manufacturing of Westport’s Emer brand natural gas products.
On October 5, 2015, CWI announced the new ISL G Near Zero NOx natural gas engine as the first, medium duty engine in North America to receive emission certifications from both the U.S. EPA and CARB that meet the 0.02 g/bhp-hr optional Near Zero NOx Emissions standards for medium-duty truck, urban bus, school bus and refuse applications.
On September 23, 2015, the Company announced the delivery of the first 2016 Volvo V60 Bi-Fuel cars to key customer Sunfleet, a Volvo Car car sharing organization in Sweden. The 2016 Volvo Car Bi-Fuel is based on Volvo’s two-litre, direct injection, four-cylinder Drive-E powertrain family.
On July 28, 2015, the Company announced that CWI was introducing the 2016 ISB6.7 G, a 6.7-liter medium duty, factory-built, dedicated natural gas engine, to the Type C School bus market. The ISB6.7 G natural gas engine is based on the Cummins ISB6.7 diesel engine platform and fueled by CNG, LNG or RNG, utilizing CWI's proprietary spark-ignited, stoichiometric combustion with cooled Exhaust Gas Recirculation ("SEGR") technology.
On July 7, 2015, the Company announced it would offer dedicated, liquid propane systems for 2016 Ford 5.0L F-150 trucks. This new liquid propane system was offered in addition to Westport’s CNG package for 2016 Ford F-150 trucks.
On May 6, 2015, CWI announced it would begin field tests in California in transit buses with a spark ignited natural gas engine capable of producing Near Zero NOx emissions well before the 2023 California Near Zero NOx schedule for Low NOx vehicles.
On May 5, 2015, the Company announced plans to offer 2016 Ford F-150 trucks for use with the CNG Westport WiNG™ Power System. Designed to transport passengers and cargo, the 2016 Ford F-150 offered a 5.0-liter gaseous prep engine with improved emissions compared to gasoline. The Ford F-150 pickup truck was available with a 17 gasoline gallon equivalent ("GGE") or 23 GGE tank.
On May 5, 2015, CWI unveiled the ISB6.7 G, a 6.7 litre medium-duty, factory built, dedicated natural gas engine for school bus, shuttle bus, medium duty truck and vocational applications. The ISB6.7 G operates exclusively on natural gas (CNG or LNG) utilizing Cummins Westport's proprietary spark-ignited, SEGR technology, first introduced with the 8.9 litre ISL G.
On March 11, 2015, the Company announced the introduction of a new combustion technology in Volvo Car Company's Drive-E powertrain bi-fuel engine offering customers a competitive, high performance, and low emissions product at OEM standards. Volvo Cars was the first OEM to feature the new Westport system and is being used on Volvo's new two-litre, direct injection, four-cylinder Drive-E powertrain family.

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General Developments | Three Year History

On January 8, 2015, the Company announced certification from the U.S. EPA for the 2015 Ford Transit Van. As Ford’s largest qualified vehicle modifier ("QVM"), Westport offers the 2015 Ford Transit Van as a dedicated compressed natural gas Westport WiNG™ Power System vehicle. Westport received CARB certification in 2015.
2014
On September 23, 2014, the Company unveiled the first generation of enhanced spark-ignited (“ESI”) natural gas systems, designed to provide vehicle and engine OEMs with a “downsized” natural gas solution that is cost competitive while providing similar levels of power, torque, and fuel economy to a larger diesel engine.
On March 3, 2014, the Company announced a joint development agreement with Delphi to further support Westport™ HPDI as a leading natural gas technology platform for heavy-duty engine applications. Through the agreement, Westport and Delphi agreed to combine their intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs.
Recent History of Announced Corporate Matters
2017
On January 31, 2017, the Company announced that Warren Baker stepped down as Chairman of the Board of Directors (the "Board"). Dr. Baker remains on the Westport Fuel Systems Board and currently acts as Chair of the Nominating & Corporate Governance Committee. The Board appointed Brenda Eprile, a director since October of 2013, as the new Chair of the Board.
On January 9, 2017, the Company announced that Mariano Costamagna stepped down from the Board of Directors while continuing in his ambassador role with the company. Mariano Costamagna was Fuel Systems Chief Executive Officer from January 2005 to May 2016. Upon the closing of the Merger, he joined the Board of Westport Fuel Systems and began his role as ambassador, both effective June 1, 2016.
2016
On November 7, 2016 the Company announced that effective at the opening of trading on Thursday, November 10, 2016, shares of Westport Fuel Systems would commence trading on the Toronto Stock Exchange (“TSX”) under the symbol “WPRT”.
On September 26, 2016, the Company announced that Scott R. Mackie, President of Qualitor Inc.’s International Brakes Industries division, a leading diversified supplier of safety and wear parts for the automotive aftermarket, had been appointed to the Board of Directors of Westport Fuel Systems. In connection with this appointment, Dr. Dezso J. Horvath, one of Westport Fuel Systems directors, stepped down from the Board.
On August 22, 2016, the Company announced that it had entered into agreements to sell an 11.7% interest in the WWI joint venture for gross proceeds of 48.2 million RMB (approximately US$7.2 million) to Weichai and an additional undisclosed purchaser. The Company also announced it would also receive a dividend payment of 23.8 million RMB (approximately US$3.5 million) from the joint venture, generating total gross proceeds of 72.0 million RMB (approximately US$10.7 million).
On August 1, 2016, the Company announced initial post-Merger actions targeted at consolidating operations and driving efficiencies while maintaining an ability to deliver OEM customer programs on schedule. Included in these efforts is the sale of non-core assets that unlock invested capital without disrupting delivery of OEM customer programs. Specifically, the Company completed the sale of its Michigan Tech Center assets located

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General Developments | Three Year History

in Plymouth, Michigan for a total value of over $12 million. Of the total, $11.5 million was received in cash with the remaining amount received as in-kind strategic value including access to test cells, facility space and other supporting equipment.
On July 22, 2016, the Company announced the appointment of Nancy S. Gougarty as Chief Executive Officer ("CEO") and that David R. Demers, Westport Fuel Systems prior CEO, had retired from the Company.
On June 16, 2016, the Company announced three new nominees for election to the board of directors at the Annual General Meeting of Shareholders held on Tuesday, June 28, 2016. Upon closing of the Merger, Mariano Costamagna, Colin S. Johnston and Anthony Harris were added to the Company's board of directors to fill vacancies created by the resignation of Philip B. Hodge, Gottfried (Guff) Muench and Joseph P. Caron.
On June 1, 2016, the Company announced the completion of the Merger. Shareholders of both companies approved the merger at separate special meetings of shareholders. Fuel Systems shareholders received 2.4755 Westport common shares for each share of Fuel Systems common stock owned.
On May 12, 2016, the Company announced that Doug Pearce had resigned from the Board as part of plans relating to the pending Merger.
On April 20, 2016, the Company announced that it sold a derivative economic interest in its Hong Kong holding company, Westport Hong Kong Ltd. ("Westport HK"), to Cartesian Capital Group ("Cartesian") for an upfront payment of US$6.3 million plus a potential future payment based on Cartesian's return on investment. Westport had previously announced its plans to enter into an asset sale transaction with Cartesian and its affiliates in a press release dated January 11, 2016.
On March 18, 2016, the Company announced that it held its Special Meeting of Shareholders in Vancouver, British Columbia and its shareholders had approved all resolutions presented in relation to the Merger.
On March 17, 2016, the Company announced that Rodney (Rod) Nunn, President and CEO of KSR International Co. (KSR), a leading Tier One automotive supplier, had been appointed to Westport's Board of Directors as part of a nomination agreement between Westport and certain entities affiliated with Westport’s largest shareholder, Kevin Douglas.
On March 7, 2016, the Company announced that it signed an Amendment to the Agreement and Plan of Merger in relation to the Merger. The exchange ratio was amended to include a collar mechanism based on the NASDAQ volume weighted average price ("VWAP") of the Company common shares.
On January 11, 2016, the Company announced that it entered into an agreement with Cartesian ("the Cartesian Agreement") for up to $71.3 million in financing to support global growth initiatives. The financing agreement immediately provided $17.5 million in non-dilutive capital with additional capital contingent on reaching key milestones and establishing new investment opportunities. The financing package included a contingent payment (derived substantially from future HPDI product sales), a convertible note, non-core asset sales, and incremental funding capacity to support future product development. As part of the Cartesian Agreement Peter Yu, Managing Partner and Founder of Cartesian, was appointed to Westport's Board of Directors.
2015
On November 16, 2015, the Company's board composition and governance was restructured in preparation for the Merger. In connection with this process, Warren Baker, an existing director, was appointed Chairman of the Board by Westport's Board of Directors. Jill Bodkin, a director since 2008 and Chair of the Board since 2014,

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General Developments | Three Year History

resigned as Chair. Additionally, Doug King, a board member since 2012 and Chair of Audit Committee, resigned from the Board.
On October 16, 2015, the Company announced the appointment of KPMG LLP as its auditors, replacing Deloitte LLP.
On September 1, 2015, the Company and Fuel Systems jointly announced that the companies had entered into a merger agreement to create a premier alternative fuel vehicle and engine company.
2014
On December 2, 2014, the Company acquired Netherlands-based Prins Autogassystemen Holding B.V. ("Prins") for a base purchase price of EUR 12.2 million ($15.0 million). Westport paid cash of EUR 2.5 million ($3.1 million) and assumed debt of EUR 9.7 million ($11.9 million).
On October 6, 2014, CWI announced that Rob Neitzke, General Manager of the Construction Segment of Cummins off-highway engine business, was appointed as President of CWI, effective January 1, 2015.
On August 14, 2014, the Company announced that Jill Bodkin was elected Chair of the Board. Joseph Caron, formerly of Westport's Advisory Board, was appointed to the Board.
On June 27, 2014, the Company announced that it extended the maturity date of its 9% unsecured subordinated non-convertible debentures formerly due September 22, 2014 to September 15, 2017, and secured an additional C$19 million in debentures on the same terms, bringing the total outstanding principal amount of debentures to C$55 million.
On June 5, 2014, the Company announced that Ashoka Achuthan was appointed as Chief Financial Officer (“CFO”) of Westport.

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General Developments | Acquisitions and Divestitures

Acquisitions and Divestitures
Significant acquisitions and divestitures in the last three fiscal years are listed below.
2016
On August 22, 2016, the Company announced that it entered into agreements to sell an interest in the WWI joint venture for gross proceeds of 48.2 million RMB (approximately US$7.2 million) to Weichai and an additional undisclosed purchaser. Associated with the sale, Westport Fuel Systems would receive a dividend payment of 23.8 million RMB (approximately US$3.5 million) from the joint venture, generating total gross proceeds of 72.0 million RMB (approximately US$10.7 million). This transaction is consistent with the company's focus on strengthening its liquidity position.
On June 1, 2016, the Company announced the completion of the Merger between Westport Innovations and Fuel Systems Solutions (Nasdaq:FSYS). Shareholders of both companies approved the Merger at separate special meetings of shareholders. As previously announced, Fuel Systems shareholders received 2.4755 Westport common shares for each share of Fuel Systems common stock owned. Fuel Systems shares are no longer listed on the Nasdaq Exchange or any other securities exchange. Westport filed a business acquisition report in respect of the Merger on August 12, 2016.
On April 20, 2016, the Company sold a portion of its economic interest in its Hong Kong holding company, Westport Hong Kong Ltd. ("Westport HK") to Cartesian, a related party, for an upfront payment of US$6.3 million plus a potential future payment based on Cartesian's return on investment.
2014
On December 2, 2014 the Company announced that it acquired Netherlands-based Prins for EUR 12.2 million (approximately U.S.$15.1 million) through a combination of EUR 6.6 million (approximately U.S.$8.2 million) in assumed liabilities and EUR 5.6 million (approximately U.S.$6.9 million) in cash.

WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM | 19

Business Overview

Business Overview
Westport Fuel Systems is the premier global organization for the engineering, manufacturing, and supply of alternative fuel systems and components for transportation and industrial applications. We believe gaseous fuels such as natural gas, propane, renewable natural gas, and hydrogen provide the best near-term alternative to petroleum-derived fuels in many applications, offering compelling environmental, economic, and energy security benefits.
Our Brands
Alternative Fuel Capabilities
Our Breadth of Reach
The Merger between Westport Innovations and Fuel Systems Solutions on June 1st, 2016 brought together two market leaders that have been delivering innovative alternative fuel products for more than 50 years. Our breadth of reach spans from passenger vehicles to heavy-duty trucks to locomotives and marine applications to off-road industrial to stationary power, refueling, and our ability to develop and utilize our intellectual property portfolio. Through the Westport Fuel Systems family of brands and an extensive distribution network, we serve customers in more than 70 countries, including the world’s largest and fastest growing markets and are well positioned to lead industry transformation.

20 | WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM

Business Overview | Operating Business Units

Operating Business Groups
The company operates its business through four segments: Automotive, Industrial, Corporate and Technology Investments and Cummins Westport Joint Venture. The revenue for the 2 most recent fiscal years and the principal focus of the operating units is summarized below.

OPERATING BUSINESS REVENUE
(Expressed in thousands of dollars)	12/31/2016	12/31/2015
Automotive - Westport	86,883	100,108
Automotive - Fuel Systems[1]	78,188	$—
Total Automotive	165,071	100,108
Industrial - Fuel Systems[1]	54,662	—
Corporate and Technology Investments	5,162	3,196
CWI	276,465	331,882
WWI[2]	29,931	185,967
Total segment revenues	531,291	621,153
Less: Equity investees revenues	306,396	517,849
Total consolidated revenues	224,895	103,304
Notes:

1.	The 2016 results include 7 month results from Fuel Systems as a result of the merger.

2.	WWI results included in total segment revenue are only for the three months ended March 31, 2016 due to our Westport HK divestiture on April 20, 2016.
Automotive
The Westport Fuel Systems Automotive division designs, manufactures, tests and certifies, and sells CNG and LPG components and systems for passenger cars and light-duty trucks and medium-duty vehicles, including OEM, DOEM and independent aftermarket. Our capabilities include the research and development of complete, in-house solutions for entire CNG and LPG fuel systems including engine management, applications, and certification. Our team has the specialized technical knowledge and engineering talent that can conceive, prototype, demonstrate, and commercialize next generation gaseous fueled automotive OEM and aftermarket technologies. The portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, in addition to complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits.
The Automotive division also designs, manufactures, and sells a wide range of CNG Compressors and refueling systems, from BRC FuelMaker home appliance for individuals or small fleets, to complete refueling stations branded CUBOGAS.
We serve more than 70 countries with a strong customer base in Europe, the Americas, Asia, and a growing presence in Africa. Products are either sold directly to the OEM or through a local distributor or directly to workshops. We supply a large number of global OEMs including Volkswagen, Tata Motors, GAZ Group, FCA, General Motors, Ford, Maruti Suzuki, Honda, Volvo Car, Hyundai, and Kia as well as Independent Aftermarket distributors and workshops.

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Business Overview | Operating Business Units | Automotive

Products
Fueling Systems and Components
We engineer, design, and build LPG and CNG components and systems including pressure regulators, injectors, electronic control units, valves, filters and complete bi-fuel, mono-fuel and dual-fuel LPG and CNG conversion kits are sold under the following established product brands: BRC Gas Equipment, Emer, OMVL, Valtek, Prins, Zavoli, GFI and TA Gas Technology. In addition, the BRC Electronic Division provides EMS electronic boards and complete EMS solutions to not only Westport Fuel Systems companies, but also external clients in the automotive, industrial, marine, and other sectors.
Fuel system components include vaporizers, CNG and LPG tank valves designed to provide multiple layers of safety, fill nozzles, gaseous fuel lines, manual and electrically operated shut-off valves, single and double-stage pressure regulators, fuel gauges, high and low pressure fuel filters, integrated fuel rails and injectors, and customized electronic control units.
The Sequent Plug & Drive system is one of the most successful LPG injection systems produced by BRC and sold to several other DOEM and OEM customers worldwide. This system has been chosen and validated by car makers such as Kia, Hyundai, Nissan, Subaru, Mitsubishi, Ford and is currently installed in our Cherasco, Italy DOEM facility. BRC also provides this solution for Ford Europe and Honda Turkey. The Honda Civic ECO is fully integrated inside the Honda Turkey factory, using BRC Gas Equipment’s Sequent Plug & Drive LPG system, a gaseous, fully sequential, port injection system.
YaMZ, the powertrain division of the GAZ group in Russia, is a leading manufacturer of diesel and CNG engines, powering Liaz, Paz, Ural and Gaz vehicles.The CNG 530 engine family comprises two engines, a 4 cylinder, 4.4 liter and a 6 cylinder, 6.6 litre. Both engines are equipped with Westport Fuel Systems engine management, complete fuel systems and off engine high pressure components. Today there are hundreds of trucks and buses in operation across the Russian Federation. They range from the Gazon Next truck, a small 2 wheel drive truck, to the Ural Next, 6 wheel drive on/off road vehicle, the PAZ Next bus, and the Liaz 5292 bus.
DOEM Vehicle Solutions
The Company provides DOEM vehicle solutions in full cooperation with major global OEMs as a key partner in their supply chain and production process, covering all process phases from development to prototype, installation, calibration, and validation.
For Volvo Car, the Westport AB Volvo Bi-Fuel System, an advanced natural gas fuel system, is engineered and installed on the Volvo V90 and V60 Bi-Fuel station wagon. The V90, with a 254 horsepower engine, is the most powerful CNG car available on the market. Westport builds and installs the natural gas systems at facilities located inside Volvo Car Group’s main production center in Gothenburg, Sweden and vehicles are sold in Sweden and Benelux. Negotiations are underway for the distribution of Volvo vehicles in all of Europe including Italy which remains the most important market for CNG vehicles.
As a leading developer and installer in Ford’s QVM North American program, Westport has the largest line-up of Ford alternative fueled vehicles. Sold under the Westport WiNG™ Power System product brand, the bi-fuel and dedicated CNG and LPG systems are developed and engineered at our Dallas, Texas production facility, which includes the Ford Transit Van, F-150/ F-250/F-350/ F-450 to F-550 chassis cab and the E-450 Collins Type A Bus. The WiNG System undergoes the same rigorous testing for safety and durability required for all Ford OEM products.

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Business Overview | Operating Business Units | Automotive

Development and Production
Development and production activities for the Automotive business are located in Italy, China, Netherlands, Sweden, Argentina, the United States, and India. There is capillary production in all continents to assure a high level of service and local quality product. Certain plants and related processes are certified to ISO 9001 and ISO TS 16949 certification. Certain facilities are also certified to ISO 14001 in accordance with OEM supply agreements.
Europe
Production activities are carried out in several plants located in Italy which have automatic assembly lines, sophisticated lathes, milling and cutting equipment, robots to perform machining of critical electronic components, and automatic testing capabilities. In the Netherlands, products are assembled and packaged in Eindhoven facilities which are NEN-EN-ISO-9001:2008 certified.
India
Minda Emer Technologies Limited (“Minda Emer”); a 50:50 joint venture between Minda Group and Westport Fuel Systems, manufactures CNG pressure regulators for Maruti Suzuki in a modern plant, designed according OEM standard to address the demand of the Indian and Asian markets.
South America
In Buenos Aires,CNG reducers, valves and injectors are manufactured and distributed in Argentina, Brazil, Perù, Colombia, Bolivia and Mexico.
Industrial
The Westport Fuel Systems Industrial division designs and manufactures alternative fuel components and systems for off-road mobile and stationary equipment, and heavy-duty on-road vehicles as well as develops complete emissions certified and non-certified engines for forklifts and other industrial equipment. In addition, our APU products for Class 8 diesel trucks and locomotives offer significant environmental benefits and cost of operation savings by displacing diesel fuel usage while these engines idle. Fuel system components and systems are primarily sold under the IMPCO, Westport and GFI brands.
Engines in forklifts, aerial platforms, sweepers, turf equipment, power generators and other industrial equipment have long been workhorses of developed countries and comprise a significant portion of our global business. With key jurisdictions seeking a broader consensus on the regulation of emission sources in an attempt to further reduce air pollution, many countries have legislated, and we believe will continue to legislate, emission standards for this type of equipment.
Our industrial brands focus on serving the market with fuel systems, services and emission controlled engine packages. With the imposition of new emissions regulations, OEMs will require advanced technologies that permit the use of gaseous fuels in order to satisfy customers’ requirements for durability, performance and reliability, as well as emissions objectives. All of our products go through rigorous design, testing and validation to meet customer requirements.

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Business Overview | Operating Business Units | Industrial

Development and Production
Santa Ana, California
As an established provider of alternative fuels systems and components for industrial applications, IMPCO Technologies, Inc. ("IMPCO") develops, manufactures and markets products that enable internal combustion engines to operate on less expensive, cleaner burning fuel which promotes both energy independence and a cleaner environment. IMPCO’s products and its integration expertise, enable OEMs and distributors to satisfy both customer specifications and emissions objectives for application in the industrial, lawn and garden, large stationary, small engine and power generation markets.
The Santa Ana facility is ISO-9001 and ISO14001 certified and houses all facets of our component design and assembly activities.
Kitchener, Ontario
IMPCO Technologies Canada LLC ("IMPCO Technologies") in Kitchener, Ontario is our primary North American location for the development, installation and dressing of industrial engines with our fully in house design fuel injection systems, development of high pressure CNG and hydrogen components and the design and manufacturing of diesel-electric APUs for North American trucks and locomotives. The Kitchener location is ISO-9001 and TS 16949 certified. High pressure CNG components target OEMs operating in the Medium and Heavy Duty segment in Europe, North America and India; the Indian market is addressed through Advantek, a value added distributor for CNG systems. Hydrogen components are mainly distributed in USA and China markets.
Delfgauw, the Netherlands
IMPCO's European headquarters are based in Delfgauw, the Netherlands. IMPCO Technologies B.V. ("IMPCO Technologies Europe") works with Europe's most prominent forklift truck OEMs, providing both fuel systems and fleet management solutions via its ISO 9001:2008 and 14001:2004 accredited organizations.
Fukuoka-City, Japan
IMPCO Tech Japan Co. Ltd ("IMPCO Technologies Japan") headquarters are based in Fukuoka. IMPCO Technologies Japan provides distribution of IMPCO components as well as providing direct support to many significant industrial Japanese OEMs who incorporate IMPCO product into their designs worldwide.
Kunshan, China
IMPCO China is co-located with Westport China in Kunshan. IMPCO China provides local support to both Chinese industrial OEM’s who have long used IMPCO products in the heavy duty on-road and stationary power markets and automotive OEMs.

24 | WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM

Business Overview | Operating Business Units | Corporate and Technology Investments

Corporate and Technology Investments
The Corporate and Technology Investments segment is responsible for current and advanced R&D programs, corporate oversight, and general administrative duties. Examples of our leading technologies include fully integrated combustion solutions, fuel injectors, and fuel storage and delivery solutions including cryogenics.
Products Under Development or Pre-Launch Window
HPDI 2.0
Westport’s next generation of HPDI technology, Westport™ HPDI 2.0 will provide global vehicle and engine OEMs with a vertically integrated natural gas solution with attractive price, performance, and fuel economy. Developed to OEM quality standards, Westport™ HPDI 2.0 system components are manufactured in industry partners facilities and offer ready integration into OEM operations globally. A key component of the Westport™ HPDI 2.0 system is a brand new family of high pressure fuel injectors, co-developed with Delphi, designed to provide better cost, smaller size and improved packaging compared to prior generation Westport™ HPDI injector designs. Westport and Delphi have entered into a joint development agreement which will combine our intellectual property and engineering strengths to co-develop and manufacture high-pressure natural gas fuel injectors designed for multiple engine OEMs. The family of injectors is developed with core components of Westport's HPDI 2.0 fuel system.
Westport has developed proprietary technologies to store and deliver liquefied gaseous fuels at cryogenic temperatures. Given our deep cryogenics expertise and capabilities and associated intellectual property portfolio, we also work closely with leading suppliers including SAG (LNG fuel tanks) and G.W. Lisk (gas conditioning module) on key off-engine components.
High Efficiency Spark Ignited ("HESI") Natural Gas System
Westport’s proprietary HESI technology is designed to provide vehicle and engine OEMs with a natural gas solution that exceeds the power and torque of the diesel engine upon which it is based. This allows for engine downsizing resulting in a smaller, lighter, more powerful, more fuel efficient and lower emissions package. Using 100% dedicated natural gas as fuel, this technology optimizes the combustion system and thermal management of the engine by taking full advantage of the ultra-high octane performance fuel properties of natural gas. Developed to meet the highest level of OEM quality standards, Westport's new combustion system and components have been undergoing testing and are being further developed to offer ready integration into OEM applications globally.

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Business Overview | Operating Business Units | Corporate and Technology Investments

Fuel Storage and Delivery

•	Cryogenic Tanks and Pumps
Natural gas is a bulky fuel. The most space efficient way to store it onboard a vehicle is in liquefied form. Once liquid, it become feasible as a replacement for diesel fuel in applications such as heavy duty trucks and large mine trucks where space is limited, long driving range is mandatory and excess weight is costly. Westport has designed and developed durable and robust cryogenic tank and pump products that efficiently store LNG onboard vehicles and provide high pressure fuel to engines utilizing high pressure direct injection natural gas technology.
For WestportTM HPDI 2.0, we have completely re-designed our cryogenic tank and pump products for reduced cost, improved quality and durability and minimum space claim on the vehicle. Rigorous validation and durability testing has been carried out including bonfire, vibration, drop and rifle shot. The tank modules have passed shaker table testing that correlates to 1,250,000 km of real world driving conditions.
Westport’s LNG tank modules with integrated cryogenic pumps, are offered in both high and low discharge pressure options. The colder the LNG, the greater the amount of fuel stored for a given space - about 10% greater than saturated or so-called “warm” LNG. Cold LNG also has the best possible environmental performance in terms of avoiding fugitive methane emissions - up to double the hold time. Not having to saturate or warm up the LNG at the fueling station, results in significant operational savings for fuel providers, lower capital costs of the stations and fewer LNG trucks needed to commission new stations - approximately 20 compared with 40 trucks needed for saturated or warm stations. Westport’s LNG tank products with integrated cryogenic pump enables all of these benefits.
For high horsepower ("HHP") applications such as mining, rail, marine, and oil & gas, current cryogenic pump options available in the market today are bulky, expensive, unreliable and do not provide instant fueling on startup. Westport is in the final development stage of our HHP P200 pump to overcome these problems. We are in the process of significant development with a world renowned supplier of heavy duty high horse power mining trucks and it is also a means of introducing gas on rail. We are engaged with OEMS to handle both low pressure and high pressure applications. High Pressure with the P200 has not been introduced to the market as of today as validation for structural and durability factors are being evaluated. It is being designed to surpass current emission regulations as well as meet or beat the future planned emission regulations.
Operations
Office and Facility Locations
The number of cities where office and facilities are located for the Automotive, Industrial, and Corporate and Technology segments are collectively as follows:

OPERATIONS LOCATIONS
Geographic Region	Locations
North America	5
Europe	7
Asia	6
South America	2

26 | WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM

Business Overview | Operating Business Units | Operations

Raw Materials and Inputs
Westport Fuel Systems organizes its purchasing of inputs into three general categories depending on the type of input: raw materials, commercial off-the-shelf parts, and custom made-to-order parts. Raw material parts are typically sourced from large scale trading partners, and are purchased at fair market value. When practical, the Company will try to sign long-term agreements on commodity pricing to access lower market prices. Commercial off-the-shelf parts are typically sourced in local regions, and can be shared across the organization to ensure a consistent supply where it is needed. Custom made-to-order parts are sourced with strategic suppliers, or jointly developed with key partners, to ensure the best combination of price, quality and delivery.  Our supply base is subject to our general terms and conditions and is subject to review against key performance indicators to ensure we are getting optimal performance and value.
Cummins Westport Joint Venture
CWI, our 50:50 joint venture with Cummins, Inc. ("Cummins"), serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles, such as short-haul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.
All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG All engines are also capable of operating on up to 100% RNG.
CWI is a Delaware corporation owned 50% by WPI, a wholly-owned subsidiary of Westport, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport and Cummins. On February 19, 2012, Westport, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.
The purpose of the CWI joint venture is to engage in the business of selling, marketing and developing SI natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021.
Products
CWI has six engines in commercial production today: ISL G NZ , ISB6.7 G, ISX12 G, ISL G, ISC8.3 G, and ISB5.9 G.
ISL G NZ
The ISL G NZ is an 8.9L natural gas engine which went into production in October 2016, and is the first midrange engine in North America to receive emission certifications from both the U.S. EPA and CARB for meeting the ARB optional Near Zero NOx Emissions standards for medium-duty truck, urban bus, school bus, and refuse applications.
The Cummins Westport ISL G NZ exhaust emissions are now certified 90% lower than the current EPA NOx limit. The ISL G NZ also meets the 2017 EPA greenhouse gas emission requirements with a 9% GHG reduction from the current ISL G.

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Business Overview | Operating Business Units | Cummins Westport Joint Venture

The ISL G NZ operates on 100% natural gas which can be carried on the vehicle in either CNG or LNG form. The ISL G Near Zero can also run on RNG.
ISB6.7 G Natural Gas Engine
In 2016, CWI also introduced a new dedicated natural gas engine for school bus, shuttle, transit, medium-duty truck, and vocational vehicle markets. Based on the Cummins ISB6.7 diesel platform, the CWI ISB6.7 G meets the U.S. EPA and CARB 2016 emissions regulations, and also meets CARB's optional low oxides of nitrogen (NOx) standard as well as the 2017 EPA GHG requirements
The ISB6.7 G features the same advanced combustion and emissions control technologies as CWI’s ISL G & ISX12 G engines. It operates on 100 percent natural gas, which can be carried on the vehicle in either CNG or LNG form. It can also run on 100 percent biomethane or RNG, which meets published Cummins fuel specifications.
ISX12 G
The ISX12 G engine is an 11.9 litre heavy-duty, dedicated natural gas engine for regional haul truck / tractor, vocational and refuse applications. The ISX12 G natural gas engine is based on the Cummins ISX12 diesel engine platform. The ISX12 G was introduced in April 2013 and is certified to EPA 2016 and CARB emissions standards.
ISL G
The 8.9 litre ISL G was introduced in 2007 as a medium-duty engine for bus and truck applications, and is certified to the EPA 2016, as well as Euro V, EEV (Enhanced Environmentally Friendly Vehicle) and Euro VI standards.
ISC8.3 G and ISB5.9 G
The ISC8.3 G and ISB5.9 G are older generation natural gas engines that are no longer sold in North America or Europe, but continue to be available in certain international markets where an older technology engine is appropriate.
Development and Production
CWI engines are manufactured in Cummins' North American engine plants in Rocky Mount, North Carolina and Jamestown, New York, allowing CWI to leverage Cummins' manufacturing footprint without incurring additional capital costs. Engines are sold to truck and bus OEMs for installation onto new vehicles. The fuel storage systems are installed at the OEM factory or at a third party location, such as a truck-body builder or at a fuel system integrator.

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Business Overview | Intellectual Property

Intellectual Property
The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans and to best enable the successful commercialization of our proprietary products. Our intellectual property strategy is designed to be adaptive to our target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the markets. We rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.
We use patents as the primary means of protecting our technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating and choosing strategic inventions that we seek to protect through the timely filing and prosecution of patent applications. We have a comprehensive invention disclosure program involving written invention memoranda and maintenance and preservation of supporting laboratory records. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets.
As of December 31, 2016, we had filed over 1,300 patent applications worldwide relating to almost 300 inventions, and we held more than 450 issued patents worldwide, including more than 100 issued U.S. patents. We also have more than 280 patent applications pending in the U.S. and other countries and under the international Patent Cooperation Treaty, which preserves for at least 30 months our right to file corresponding patent applications in all of the major industrial countries that are of interest to us. These issued patents and pending patent applications cover various aspects of our technology.
We believe we have developed a significant international patent portfolio, which establishes a broad foundation for our ongoing research activities and continues to yield new and patentable developments. Our strategy is directed not only to capturing improvements that we make to our current technologies and extending the window for such technologies, but also to capturing future technologies that we believe could supplant current technologies.
Portions of our know-how are protected as trade secrets and through contractual agreements with our employees, suppliers, partners and customers. We take measures to carefully protect our intellectual property rights in our collaboration agreements and attempt to capture maximum value from our products to ensure a competitive advantage. We are supporting the ongoing development of our market image and branding strategy by seeking timely registration of our trademarks in strategically chosen jurisdictions.

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Business Overview | Competitive Conditions

Competitive Conditions
Westport Fuel Systems is a leader in high-performance, low-emission engine and fuel system technologies utilizing gaseous fuels. We believe we are one of the few companies that is focused on the development and commercialization of these technologies. The company primarily competes directly with companies offering alternative fuel combustion technologies, fuel delivery systems, components, electronics, and related systems using gaseous fuels. The company also competes with other alternative powered vehicle technologies such as those powered by electric or hybrid-electric or other propulsion technologies. Indirectly, the company competes with conventional manufacturers and developers of combustion technologies, fuel delivery systems, components, and electronics for vehicles fueled by diesel or gasoline. Competitors can range in size, technical expertise, and resources from the largest automotive OEMs to individual inventors. Industry participants compete on innovation, product performance, customer support, price, and other factors. Increasing interest in the alternative-fuels marketplace has increased the number of new entrants in certain countries; however, lower oil price levels in recent years and changing macroeconomic factors have also reduced the number of competitors in some countries, particularly reducing the number of smaller firms that do not have the economies of scale to stay competitive. The Company has leading market share positions in many of its alternative fuel markets and application segments globally or in certain countries, including its alternative fuel systems and components, light duty DOEM products, and heavy duty applications.
Specifically, Westport Fuel Systems products and its related technologies compete with:

•
Manufacturers of on-engine and off-engine components and systems that use alternative fuels such as LPG, CNG, LNG, and hydrogen. These companies may produce only a small sub-set of components, or manufacture or assemble complete systems. They may also manufacture or assemble conversion kits that are used to convert vehicles fueled by diesel or gasoline to an alternative fuel. In the future, the Company may also compete with traditional automotive component suppliers. The Company also competes with motor vehicle OEMs that develop fuel systems internally.

•
Conversion specialists that convert vehicles to run on alternative fuels by installing alternative fuel components or systems on vehicles as part of a vehicle production OEM process, a DOEM process, or by installing components and conversion kits on vehicles in the aftermarket that were originally fueled by diesel or gasoline.

•
Conventional established technologies using spark-ignited or direct injection combustion technologies and related systems and components, such as engines powered by diesel fuel and gasoline. These incumbent technologies, from a fairly large number of global manufacturers, hold a very large market share in our target applications.

•
Alternative-fuel engines and related technologies using broadly the same technical approaches as Westport Fuel Systems products, such as high pressure direct injection combustion technology, spark-ignited natural gas and dual-fuel engines, LNG tanks, and new and aftermarket fuel system components. These Westport Fuel Systems products compete head-to-head with conceptually-similar products from other companies.

•	Alternatively powered vehicle and related technologies using fundamentally different technical approaches, such as hybrid and fully-electric vehicles, which Westport Fuel Systems does not offer.

30 | WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM

Business Overview | Human Resources and Policies

Human Resources and Policies
Westport Fuel Systems employs a highly educated and experienced team of professionals focused on the development and commercialization of a portfolio of products and technologies. We actively recruit skilled individuals with diverse backgrounds from around the world and provide them with specific training relating to our product and technology portfolios, and retain consultants and contract workers with specific expertise when appropriate. Each new employee is required to execute confidentiality and proprietary rights agreements as well as a Code of Conduct certification as part of the employee's terms of employment.
In December 2016 our full-time equivalent headcount worldwide was 1751 employees. Our employee base consists mostly of engineers, manufacturing technicians, and commercial professionals that have experience with alternative fuel systems, combustion technologies, and fuel storage and delivery systems, including cryogenics. Our employees are not represented by a labour union, except in Italy, Sweden, and Argentina.
We are committed to a workplace free of discrimination and harassment. Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in our Code of Conduct which applies to everyone in Westport Fuel Systems, including directors, officers, employees, contractors, agents and consultants who act of behalf of Westport Fuel Systems in any business dealings. The Code of Conduct is reviewed and signed annually by all directors, officers and employees. We have also implemented an ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The Whistleblower Policy includes the reassurance that individuals will be protected from reprisals or victimization for "whistle blowing" in good faith.
Social and Environmental Policies
Westport Fuel Systems is committed to the protection of the environment and the prevention of pollution and strives to be an industry leader in mitigating the environmental impacts of fuel system research, development, testing and assembly. The following Environmental Policy Statement outlines our operational standards:

•	Westport Fuel Systems will work to ensure that its operations comply with all applicable environmental legislation, industry codes, and standards;

•
Westport Fuel Systems will work to collaborate with partners and industry stakeholders in the protection of the environment, the conservation of resources, and the implementation of pollution mitigating practices;

•
Westport Fuel Systems will continue to research, design, and develop alternative fuel engine technologies that preserve environmental health and safeguard employees, customers and the general public from injuries or health hazards;

•
Westport Fuel Systems determines, evaluates, and strives to mitigate the environmental impacts of our existing operations and will work to conduct a thorough environmental assessment and risk analysis prior to the implementation of new projects;

•	Westport Fuel Systems will set internally established standards to utilize energy and other resources efficiently in its operations;

•
Westport Fuel Systems will strive to be an environmentally responsible neighbour in the communities where we operate and to act promptly and responsibly to correct incidents or conditions that endanger health, safety or the environment;

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Business Overview | Social and Environmental Policies

•	Westport Fuel Systems will work to fully investigate all environmental incidents or unplanned releases and to communicate findings as necessary to all affected parties;

•
Westport Fuel Systems will endeavor to train its employees on their individual responsibility to protect the environment, to adhere to this Environmental Policy Statement, and to cooperate with Westport Fuel Systems efforts in this regard. On-site contractors and others acting on behalf of Westport Fuel Systems are expected to abide by the same environmental code of conduct;

•
Westport Fuel Systems will strive to evaluate its environmental performance through regular auditing and assessment of its regulatory compliance and adherence to this policy. We will strive to communicate the appropriate information to our stakeholders including our Board of Directors, employees, shareholders, governmental agencies and the general public; and

•
Westport Fuel Systems will strive to continuously improve our environmental management system and measure the environmental impacts of our operations. Westport Fuel Systems will implement this policy through a comprehensive plan with measurable goals/targets and a rigorous analysis of performance. Westport Fuel Systems will work to provide a candid discussion of our environmental achievements and challenges in its annual sustainability report published on its website.

Our commitment to corporate responsibility is evident not only in the development of our products and technologies, but also in our ongoing efforts to enhance the social benefits derived from our business activities and minimize the environmental footprint of our operations. Every year, we review our operations, assess our environmental footprint and set targets for improvement.
We published our first Sustainability Report at the end of fiscal 2008 to highlight aspects of our safety, environment, and community engagement performance.  Our Sustainability Report, which will be published within our fiscal 2016 Annual Report, has been self-declared to be in accordance with the Global Reporting Initiative G3 Core framework.
Dividend Policy
To date, we have not paid out any dividends on our Common Shares. The future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cash flow and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors that the Board may consider appropriate in the circumstances. Under our credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our creditors.

32 | WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM

Description of Capital Structure

Description of Capital Structure
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares") issuable in series with no par value. As at December 31, 2016, our issued share capital consisted of 110,109,092 Common Shares and no Preferred Shares. Our Board may at any time issue any Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Board. The Board may determine at the time of issuance the designation, rights, privileges, restrictions, and conditions attaching to each series of Preferred Shares.
As more fully described below under "Description of Common Shares", the holders of our Common Shares are entitled to notice of, to attend and to one vote per Common Share at all meetings of our shareholders. The holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.
Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends. Under our credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our creditors.
On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up the Company's affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.
Description of Common Shares
The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by the Board, and to receive Westport Fuel Systems remaining property and assets upon dissolution or winding up. The Common Shares are not subject to any future call or assessment, and there are no exchange, pre-emptive, conversion, redemption or retraction rights attached to the Common Shares. The following table provides additional information regarding the outstanding Common Shares, performance share units ("PSUs"), and restricted share units ("RSUs").

OUTSTANDING COMMON SHARES, PSUs, & RSUs
Share Units
Shares Outstanding	110,109,092
Performance Share Units
Outstanding[1]	1,695,000
Exercisable	—
Restricted Share Units
Outstanding	4,969,591
Exercisable	1,891,008

1.
The PSU's have payout levels ranging from 0% to 150% based on achieving the required performance criteria over the measurement period. The vesting of 1,695,000 PSU's granted in 2015 is conditional upon Shareholders of Westport approving a sufficient increase in the number of awards available for issuance pursuant to the Westport Fuel Systems Omnibus Plan.

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Market for Securities

Market for Securities
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "WPRT". The following table sets forth the market price ranges (in Canadian dollars) and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for the periods indicated:

TORONTO STOCK EXCHANGE ("WPRT") in Canadian Dollars
Period	High (C$)	Low (C$)	Close (C$)	Volume
January 2016	3.30	1.79	2.70	1,024,840
February 2016	2.77	2.11	2.52	286,899
March 2016	3.99	2.52	3.38	761,673
April 2016	3.38	2.69	3.08	439,593
May 2016	3.34	2.35	2.80	468,051
June 2016	2.95	1.88	2.16	1,184,332
July 2016	2.35	1.66	1.80	1,259,927
August 2016	2.43	1.72	1.74	1,180,949
September 2016	2.19	1.74	2.12	936,417
October 2016	2.32	2.00	2.06	894,506
November 2016	2.08	1.58	1.70	1,137,829
December 2016	1.78	1.51	1.52	1,258,257
January 2017	1.82	1.52	1.66	1,234,389
February 2017	1.67	1.40	1.41	946,093
March 1–30, 2017	1.45	1.10	1.32	1,460,578
The outstanding Common Shares are also listed and posted for trading on the NASDAQ Global Select Market under the trading symbol "WPRT". The following table sets forth the market price ranges (in US dollars) and the aggregate volume of trading of the Common Shares on the NASDAQ Global Select Market for the periods indicated:

NASDAQ GLOBAL SELECT MARKET (WPRT)
Period	High ($)	Low ($)	Close ($)	Volume
January 2016	2.32	1.30	1.92	12,073,136
February 2016	2.00	1.51	1.87	4,595,553
March 2016	3.09	1.88	2.61	8,765,386
April 2016	2.69	2.10	2.46	4,653,476
May 2016	2.63	1.81	2.15	4,255,420
June 2016	2.25	1.43	1.67	13,256,767
July 2016	1.74	1.29	1.38	14,033,740
August 2016	1.86	1.32	1.33	20,017,140
September 2016	1.67	1.32	1.61	8,907,131
October 2016	1.78	1.54	1.55	7,500,311
November 2016	1.55	1.17	1.27	11,813,628
December 2016	1.35	1.12	1.13	11,142,002
January 2017	1.39	1.14	1.26	8,652,036
February 2017	1.28	1.05	1.05	4,588,800
March 1–30, 2017	1.08	0.82	0.99	13,439,510

34 | WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM

Market for Securities

In the twelve-month period ended December 31, 2016, Westport Fuel Systems granted the following restricted share units ("RSUs") pursuant to the Westport Fuel Systems Omnibus Plan. The following grants are in Canadian dollars.

WESTPORT FUEL SYSTEMS OMNIBUS PLAN in units and Canadian Dollars
Date	Number of Securities Granted (RSUs)	Per Share Market Value of Shares Underlying Securities at Time of Unit Issuance ($CDN)
June 2, 2016	684,402	2.90
Prior Securities Issued
No securities of Westport Fuel Systems not listed or quoted on any exchange were issued during the year ended December 31, 2016, other than RSUs and PSUs. On June 1, 2016, the Company completed the Merger and issued 44,882,782 Common Shares to the holders of common stock of Fuel Systems at a ratio of 2.4755 to 1. Additional information with respect to the issuance of securities under Westport Fuel Systems equity compensation plans during the most recently completed financial year will be contained in Westport Fuels Systems Management Information Circular in respect of its 2017 Annual and Special Meeting of Shareholders, which will be made available on SEDAR at www.sedar.com.

WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM | 35

Directors and Executive Officers

Directors and Executive Officers
Our shareholders elect the members of our Board at each annual general meeting. Directors typically hold office until their successor is appointed or until the next annual general meeting of shareholders at which time they may be re-elected or replaced.
The following tables set forth the names and municipalities of residence of all of the members of our Board and executive officers as of December 31, 2016, as well as the positions and offices held by such persons, their principal occupations, and number of Common Shares held as of March 31, 2017.
Director Biographies

Brenda J. Eprile	CHAIR
Citizenship: Canada
Brenda J. Eprile (62), was appointed as Chair of Westport's Board of Directors in February of 2017 and brings extensive financial experience and acumen. Ms. Eprile joined the Board in October of 2013 and is Chair of the Human Resources and Compensation Committee, a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee. Ms. Eprile's familiarity with Westport as a former Advisory Board member and her deep understanding of public companies is valuable to Westport as it continues to grow and business evolves. Ms. Eprile is the owner and principal at Eprile & Company Inc., a boutique consulting firm serving a wide variety of clients on a range of regulatory and compliance issues. From 2000 to 2012, Ms. Eprile was a Senior Partner at PricewaterhouseCoopers and led the Risk Advisory Services practice. From 1985 to 1997, Ms. Eprile had a distinguished career as a securities regulator in Canada, having held the positions of both Executive Director and Chief Accountant at the Ontario Securities Commission. Ms. Eprile is a Fellow Certified Professional Accountant (FCPA), and received an ICD.D from the Institute of Corporate Directors in 2013. She has an Honours Bachelor of Music from the University of Toronto, as well as a Master of Business Administration from Schulich School of Business, York University. She is a director of Home Capital Group, a TSX listed company and serves on the board of a privately owned securities dealer. She is a director and audit committee Chair of War Child Canada. She is the past Chair of the Board of Canada's National Ballet School.

Resides in: North York, ON, Canada
Director since: October 2013
Common Shares: 9200
Share Units: 17,379
Principal Occupation for Last 5 years: Managing Director at Eprile & Company since 2012; Senior Partner at PricewaterhouseCoopers LLP (2000 to 2012)

36 | WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM

Directors and Executive Officers | Directors Biographies

Dr. Warren J. Baker	DIRECTOR
Citizenship: U.S.
Dr. Warren J. Baker (77), a US citizen, of Avila Beach, California, USA, joined the Board of Directors in September of 2002.  He is currently Chair of the Nominating & Corporate Governance Committee. Helping drive Westport's innovation and technology path, Dr. Baker has led a distinguished career in science and technology including as a member of the US National Science Board appointed by President Reagan, serving from 1985 to 1994 including as Chair of the Programs and Plans Committee, and the Polar Research Committee. More recently, Dr. Baker retired as President Emeritus of California Polytechnic State University in San Luis Obispo, California, having served as President from 1979 until August 1, 2010.   Dr. Baker is a Fellow of the American Society of Civil Engineers, a former Fellow in the Engineering Society of Detroit, a former member of the board of directors of the California Council for Science and Technology, a former member of the California Council for Environmental and Economic Balance, and a former member of the US Business-Higher Education Forum.  Dr. Baker has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation.  From 1994 to September 2012, Dr. Baker was a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals, where he also served terms as Chair of the Audit Committee, the Governance Committee, and Human Resources and Compensation Committee. Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers' Education Foundation, and is recent past Chair of the Board of Governors, the US/Mexico Foundation for Science (FUMEC).

Resides in: Avila Beach, CA, U.S.A.
Director since: September 2002
Common Shares: 58,331
Share Units: -
Principal Occupation for Last 5 years: Retired from California Polytechnic State University since 2010. President, California Polytechnic State University (1979-2010)

Nancy S. Gougarty	DIRECTOR
Citizenship: U.S.
Nancy S. Gougarty (61), was appointed Chief Executive Officer of Westport Fuel Systems in July of 2016 and is a member of the Board of Directors. Prior to her appointment, she was appointed President and Chief Operating Officer in July of 2013 and she served on the Board from February of 2013 to July of 2013. Ms. Gougarty served as the Vice President for TRW Automotive Corporation ("TRW") operations in the Asia-Pacific region from 2008 to 2012. Joining TRW in 2005, her previous positions included Vice President of Product Planning, Business Planning and Business Development, and Vice President of Braking, Electronics and Modules for Asia Pacific. Based at the Asia- Pacific headquarters in Shanghai, China, Ms. Gougarty oversaw the operations of more than 30 plants in the region. She directed the development and implementation of strategic and operational plans and worked to enhance strategic relationships with customers and joint venture partners in the region. Ms. Gougarty's distinguished career began in 1978 when she started with GM's Packard Electric Division as an industrial engineer. She later took on various roles in application engineering, finance, operations, and sales and engineering with increasing responsibility. In 1997, she was named Managing Director for GM's joint venture in Shanghai, followed by a series of appointments accountable for strategic growth in Asian countries. After the successful post as the Director for Delphi Packard, Asia Pacific, Ms. Gougarty spent three years leading Delphi's largest account as Global Account Director GM, until becoming the Vice President for Delphi Automotive Systems, Japan and Korea. Ms. Gougarty is a certified Six Sigma Green Belt. She holds an EMBA degree from Case Western Reserve University and a Bachelor of Science degree in Industrial Management from the University of Cincinnati. A community service advocate, Ms. Gougarty serves as Advisor to the President of Marietta College, Ohio and is a member of the board of TriMas Corporation and SKF Corporation.

Resides in: Leesville, SC, U.S.A.
Director since: July 2016; and Feb. 2013 to July 2013.
Common Shares: 59,518
Share Units: 1,616,074
Principal Occupation for Last 5 years:

Chief Executive Officer of Westport Fuel Systems since July of 2016. President and Chief Operating Officer of Westport from July 2013 to July 2016; Vice President for TRW Automotive Holdings Corp. (2005 to 2012)

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Directors and Executive Officers | Directors Biographies

Anthony (Tony) Harris	DIRECTOR
Citizenship: U.S.
Anthony (“Tony”) Harris (63), was appointed to the Board of Directors in June of 2016. Mr. Harris served as a director of Fuel Systems from December 2013 to May 2016. Since 2006, Mr. Harris has served as president and CEO of Campbell/Harris Security Equipment Company ("CSECO"), a manufacturer of contraband, explosives, and "dirty bomb" detection equipment. Prior to its acquisition of CSECO, he had served as Vice President of Marketing for Calpine Corporation since 2001, where he was responsible for brand management, marketing strategy development and execution, new product development, advertising and sales training. From 1997 to 1999, Mr. Harris was with PG&E Energy Services, where he served as Vice President of National Account Services and Western Region sales. From 1992 to 1997 he was with Pacific Gas and Electric Company ("PG&E") where he served as Director of Alternative Fuel Vehicles, Division Manager, Vice President of Marketing and Sales, and President of Standard Pacific Gas Line, Inc., respectively. Mr. Harris worked at Ford Motor Company as a Production Supervisor from 1979 to 1981, at Ford Aerospace and Communications Corporation as a Program Manager from 1981 to 1986, at Anaheim Lincoln Mercury as a General Manager from 1986 to 1987 and at Sonoma Ford Lincoln/Mercury as President & CEO from 1987 to 1992. Mr. Harris holds a Bachelor of Science in mechanical engineering from Purdue University and an MBA from the Harvard Graduate School of Business. He was named a Purdue Outstanding Mechanical Engineer in 1999, a Distinguished Engineering Alumnus in 2008 and awarded an honorary Doctor of Engineering degree from Purdue in 2013. Mr. Harris is a founder of the National Society of Black Engineers and currently serves as Chair of its National Advisory Board.

Resides in: Alameda, CA, U.S.A.
Director since: June 2016
Common Shares: 30,190
Share Units: -
Principal Occupation for Last 5 years: President and CEO of Campbell/Harris Security Equipment Company since 2006.

Colin S. Johnston	DIRECTOR
Citizenship: UK
Colin S. Johnston (62), was appointed director in June of 2016. Mt. Johnston served as a director of Fuel Systems from May 2014 to May 2016. He currently also serves as Chairman of the statutory audit committee of CLN group, a global automotive component supplier headquartered in Italy. Prior to that Mr. Johnston worked for over 35 years in the international accounting profession, including 22 years as a partner in Arthur Andersen, then Deloitte & Touche in Italy through 2012. Mr. Johnston has extensive experience in auditing, accounting, financial reporting, internal control and governance for multinational corporations, primarily in the manufacturing sector (in the automotive, aerospace, consumer products and textile industries). While in professional practice, he worked as lead client service partner for major public and private Italian groups, including foreign registrants with the SEC, as well as for Italian subsidiaries of US groups. Mr. Johnston is a graduate of Oxford University, a UK chartered accountant, and a registered statutory auditor in Italy.

Resides in: Turin, Italy
Director since: June 2016
Common Shares: 26,621
Share Units: -
Principal Occupation for Last 5 years: Self-employed consultant. Retired from Deloitte & Touche Italy in 2012.

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Directors and Executive Officers | Directors Biographies

Scott Mackie	DIRECTOR
Citizenship: Canada
Scott Mackie (55), was appointed to Westport Fuel Systems Board of Directors in September 2016. Mr. Mackie is President of Qualitor Inc.’s International Brakes Industries division-a leading diversified supplier of safety and wear parts for the automotive aftermarket. Mr. Mackie joined Qualitor Inc. in April 2016 and most recently served as Vice President of Business Development and Mergers and Acquisitions for Navistar Inc. Prior to that, he was President and CEO of Weld Racing, a global leader in forged aluminum racing and street performance wheels. In addition, during a 30-year career with General Motors he held several senior executive leadership roles in North America and Europe including six years as general manager of ACDelco’s global operations. Mr. Mackie holds a Bachelor of Science in mechanical engineering from General Motors Institute (Kettering) and a Master of Business Administration from The University of Chicago.

Resides in: Milford, MI, U.S.A.
Director since: 2014
Common Shares: -
Share Units: -
Principal Occupation for Last 5 years:

President of Qualitor Inc. since April 2016. Vice President of Business Development and Mergers and Acquisitions for Navistar Inc. from Jan 2015 - Mar 2016. Consultant to Navistar Inc., Oct 2013 to Dec 2014, SRM Solutions LLC. President, Weld Racing LLC Sept 2010 to Sept 2013.

Rodney (Rod) Nunn	DIRECTOR
Citizenship: Canada
Rodney Nunn (73), joined the Board of Directors in March 2016. Mr. Nunn served as President and Chief Executive Officer of KSR International Co. from 1976 to 2011 and from November 2015 until present. KSR is an industry leader in the design, engineering and manufacture of an array of automotive products, including sensors, electronic throttle controls, steering system control modules, MOSFET power modules and adjustable & fixed pedals. KSR’s production facilities are strategically located globally on four continents. KSR is a vertically integrated manufacturing company located near its customers to provide quick response, cost containment and local expertise. Executive and engineering offices are headquartered in Ridgetown, Ontario (Canada) and sales are in Southfield, Michigan, USA. Rod graduated from Technical College in England in 1963 with a U.E.I. and City of Guilds Certificate in Industrial Engineering.

Resides in: Chatham, ON, Canada
Director since: March 2016
Common Shares: -
Share Units: -
Principal Occupation for Last 5 years: President and Chief Executive Officer of KSR International Co

Peter Yu	DIRECTOR
Citizenship: U.S.
Peter Yu (55), joined the Board of Directors in January 2016 and is currently a member of the Audit Committee. Mr. Yu is Founder and Managing Partner of Cartesian, a global private equity firm with more than $2.5 billion under management. Mr. Yu directs a team of twenty-five professionals on four continents, managing capital for leading institutional investors around the world. Prior to founding Cartesian, Mr. Yu founded and served as President and Chief Executive Officer of AIG Capital Partners. He built AIG Capital Partners into a leading global private equity firm with $4.5 billion under management. Over his career, Mr. Yu has initiated, negotiated and executed numerous innovative and successful investments across a wide range of industries and geographies. He has served as a director and advisor to more than two dozen industry-leading companies. Prior to founding AIG Capital Partners, Mr. Yu served President Bill Clinton as Director to the National Economic Council in the White House. In that capacity, he managed a number of domestic and international economic policy initiatives and priorities. Mr. Yu graduated magna cum laude from Harvard Law School, where he served as President of the Harvard Law Review. Mr. Yu served as a law clerk to Justice John Paul Stevens of the United States Supreme Court and to Chief Judge Patricia Wald of the U.S. Court of Appeals for the D.C. Circuit. Mr. Yu received his B.A. degree from the Woodrow Wilson School at Princeton University.

Resides in: New York City, NY, U.S.A.
Director since: January 2016
Common Shares: -
Share Units: -
Principal Occupation for Last 5 years: Founder and Managing Partner of Cartesian Capital Group since 2006.

WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM | 39

Directors and Executive Officers | Executive Officers Biographies

Executive Officers Biographies
For Nancy S. Gougarty, see information contained under the heading "Director Biographies".

Ashoka Achuthan	CHIEF FINANCIAL OFFICER
Citizenship: U.S.
Ashoka Achuthan was appointed as Chief Financial Officer in June 2014. Mr. Achuthan has been with Westport since November 2013 as Executive Vice President, Finance Operations. In this role, he oversaw all operational finance activities within Westport, including financial management of ongoing business operations as well as investments; financial planning, forecasting and reporting; and developing and tracking key performance metrics. Prior to joining Westport, he was CFO at CODA Holdings Inc. ("CODA"), a private company that designs and manufactures electric cars, between 2011 and 2013, where he held full responsibility for all financial management aspects of the company including the initial public offering filing, organizational readiness for vehicle launch, supply chain management, and development of the battery based power storage business. His career includes over 20 years with Siemens in Asia, Europe and North America. His last position at Siemens was Executive Vice President and CFO of Siemens VDO Automotive Inc. where he helped drive profitability and grow the business from $1.2 billion to $3.2 billion in revenues between 2000 and 2005. Ashoka has also held roles as CFO at Cooper Power Systems Inc. between 2005 and 2008, CFO at ATC Technologies Corp between 2008 and 2010, and the CFO at Key Plastics LLC in 2010. Ashoka earned a Bachelor of Science degree from the University of Bombay, an MBA from Case Western Reserve University, and is a Chartered Accountant.

Resides in: Chicago, IL, U.S.
Westport Fuel Systems since: November 2013
Common Shares: 2,745
Share Units: 634,304
Principal Occupation for Last 5 years:

Chief Financial Officer of Westport since June 5, 2014; Executive Vice President, Finance Operations of Westport from November 2013 until June 2014; Chief Financial Officer of CODA Holdings Inc. from 2011 until 2013; Chief Financial Officer at Key Plastics LLC in 2010

Andrea Alghisi	CHIEF OPERATING OFFICER, AUTOMOTIVE & INDUSTRIAL
Citizenship: Italy
Andrea Alghisi was appointed Chief Operating Officer ("COO") of Westport Fuel Systems Automotive & Industrial Group in June 2016, after the completion of the Merger between Westport Innovations Inc. and Fuel Systems Solutions Inc. Mr. Alghisi joined Fuel Systems in March 2016 as COO, having previously held the position of interim COO in 2015 when he was with AP Services, LLC, an affiliate of AlixPartners, LLP. Mr Alghisi joined Fuel Systems from McKinsey & Co. Previously, he was a Managing Director of AlixPartners, a financial advisory firm specializing in business performance improvement and corporate restructuring initiatives, where he was Core member of the EMEA Automotive & Industrial Goods practice. Mr. Alghisi has more than 20 years of professional experience primarily dedicated to leading turnaround, performance improvement and growth strategy programs in the automotive and industrial goods industry. He worked for 12 years at AlixPartners, supporting investors and management of industrial companies developing and implementing competitive strategies and turnaround programs. Mr. Alghisi led several transformation and cost reduction programs for large European Automotive OEMs and carried out turnaround activities for several companies in Automotive and Industrial Goods Industries. Prior to joining AlixPartners in 2003, Mr. Alghisi worked for 10 years both as a manager in Fiat Group and as a consultant at The Boston Consulting Group, where he performed major performance improvement and growth strategy programs for the Automotive and Industrial goods practice and the consumer and retail practice. Mr. Alghisi received his degree in mechanical engineering from Politecnico of Torino, Italy. Mr. Alghisi received his Master of Business Administration from SDA Bocconi in Milan, Italy. Mr. Alghisi is an occasional lecturer and contributor to conferences and publications on the subjects of automotive industry and corporate restructuring.

Resides in: Tortona, Italy
Westport Fuel Systems since: 2016
Common Shares: -
Share Units: 74,265
Principal Occupation for Last 5 years:

Chief Operating Officer of Westport Fuel Systems Automotive & Industrial Group since June 2016; COO of Fuel Systems Solutions since March 2016; Senior Vice President of McKinsey & Company in 2015, Managing Director of AlixPartners (2003-2015).

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Directors and Executive Officers | Executive Officers Biographies

James (Jim) Arthurs	EXECUTIVE VICE PRESIDENT, ELECTRONICS
Citizenship: Canada
Jim Arthurs is Executive Vice President, Electronics at Westport Fuel Systems. Mr. Arthurs joined Westport Fuel Systems in 2011 and has overseen the development of Westport’s heavy duty engine and fuel system technologies, including the High Pressure Direct Injection system. In November 2016, Jim took responsibility for the newly formed Electronics Group, with oversight of Electronic Control Unit hardware and software across Westport Fuel Systems. Jim is also Chairman of CWI, a joint venture company owned equally by Cummins Inc. and Westport Fuel Systems that designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Previously, Jim was President of CWI from 2012 to 2013 and led the development of the Cummins Westport ISX12 G natural gas engine. Prior to that, Jim was Vice President, Cryogenic Systems and Vice President, Operations for Westport. Prior to joining Westport, Jim was a Managing Partner and Co-Founder of i3 Transition Partners LLP, a management consulting firm that specializes in business assessments and helping companies plan for and implement strategic change. Over his career, Jim has held senior sales, operating and executive management positions at several companies including IBM and Weyerhaeuser. Jim was Chief Information Officer at the Loewen Group and Managing Director of Operations for the Jim Pattison Group. He is currently a member of the board of directors of Western Forest Products Inc., an integrated forest products company. Jim holds a BSc degree in Computer Science from the University of Calgary.

Resides in: North Vancouver BC, Canada
Westport Fuel Systems since: May 2011
Common Shares: 33,023
Share units: 305,831
Principal Occupation for Last 5 years:

Executive Vice President, Electronics of Westport Fuel Systems since November 2016; Executive Vice President, Heavy Duty Engine Systems of Westport Fuel Systems since January 2014; President of CWI. from January 2012 to December 2013; Vice President, Cryogenic Systems of Westport Fuel Systems from May 2011 to December 2012;Managing Partner and Co-Founder of i3 Transition Partners LLP (2009 to 2011).

Jack Keaton	EXECUTIVE VICE PRESIDENT, INNOVATIONS GROUP
Citizenship: U.S.
Jack Keaton is Executive Vice President of the Westport Fuel Systems Innovation Group as of June 2016. Mr. Keaton oversees operations including program management, supply chain, product & operational planning, business development, and human resources. Prior to joining Westport Fuel Systems in April 2014, Mr. Keaton was Senior Vice-President of Vehicle Programs & Development at Tata Technologies Ltd. where he played a key role in product development and organizational structure, working with clients in India. Prior to Tata Technologies, Jack worked with General Motors for 27 years in various countries, functions and joint ventures around the globe. His last position with GM was Global Vehicle Line Executive for Mini-cars in Korea. Among his many accomplishments in this role was the development and launch of the current Chevrolet Spark as well as championing the MyLink® Radio/Information system which became the GM global standard for all non-luxury production cars. Mr. Keaton was also a Manufacturing Engineer for a division of Hughes Tools (Now Baker Hughes) after serving as a Captain in the U.S. Army. Jack has a B.S. from the U.S. Military Academy at West Point, N.Y. and an MBA from Harvard University.

Resides in: Vancouver, BC, Canada
Westport Fuel Systems since: 2014
Common Shares: 12,724
Share units: 254,098
Principal Occupation for Last 5 years:

Executive Vice President of the Westport Fuel Systems Innovation Group since June 2016; Executive Vice President, Technology and Operations of Westport Fuel Systems since April 2014; Senior Vice- President, Program Management & Business Development, Tata Technologies (2013-2014); Global Vehicle Line Executive, General Motors (2006- 2012).

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Directors and Executive Officers | Executive Officers Biographies

Thomas G. Rippon	CHIEF TECHNOLOGY OFFICER & EXECUTIVE VICE PRESIDENT, ENGINEERING
Citizenship: Dual Canada/U.S.
Thomas G. Rippon is Chief Technology Officer and Executive Vice President of Engineering as of 2016. Mr. Rippon joined Westport Fuel Systems in September 2013 as Vice President, Mining and Rail. Mr. Rippon's experience includes an extensive tenure at General Motors (GM) in both North America and Asia. Mr. Rippon’s career began in 1972 at GM on the assembly line, and from there he was successively promoted. From 2001 to 2011, Mr. Rippon held a number of executive roles responsible for powertrain activities, including building an engine plant capable of producing 350,000 engines per year. Mr. Rippon's last position at GM was Global Program Manager - Powertrain where he was responsible for overall program management of five different joint ventures located in China, Korea, India and Uzbekistan while overseeing more than $1 billion in capital investment. From January 2012 to August 2013, he held the roles of Vice President Engineering, Vice President, and Program Management Officer at CODA Automotive, where he had responsibility for program execution, standardizing process and procedures, and change management. Mr. Rippon is currently a member of the board of directors of CWI. He was active in his community and has served as a volunteer for organizations such as the American Women's Club, Boy Scouts of America, and YMCA.

Resides in: White Rock, BC, Canada
Westport Fuel Systems since: September 2013
Common Shares: 1,372
Share units: 356,049
Principal Occupation for Last 5 years:

Chief Technology Officer and Executive Vice President, Engineering of Westport Fuel Systems since September 2016, Executive Vice President, Engineering of Westport Fuel Systems since October 2014; Vice President, Mining and Rail of Westport Fuel Systems from 2013-2014; Vice President, Engineering and Program Management, CODA Automotive, Inc

42 | WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM

Directors and Executive Officers | Shareholdings of Directors and Executive Officers

Shareholdings of Directors and Executive Officers
As of March 31, 2017, our Board members and executive officers as a group beneficially owned, directly or indirectly, 290,708 of our Common Shares, representing approximately 0.3% of the 110,213,277 Common Shares outstanding on such date.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
None of the directors or executive officers is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including Westport Fuel Systems) that: (i) was subject to a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation (each, an "Order") for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to such an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Other than as described below, none of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company, is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
On May 1, 2013, CODA, a private company that designs and manufactures electric cars, filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in the District of Delaware. Mr. Achuthan was the Chief Financial Officer of CODA between November 2011 and July 2013. CODA has since emerged from bankruptcy.
None of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
None of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM | 43

Directors and Executive Officers | Conflicts of Interest

Conflict of Interests
Ashoka Achuthan, Chief Financial Officer of Westport Fuel Systems, has been serving on the board of directors of CWI since January 1, 2014 and WWI since December 2013.
James (Jim) Arthurs, an officer of Westport Fuel Systems, has been serving on the board of directors of CWI as a director since January 1, 2014 and as Chairman since January 1, 2015.
Thomas Rippon, an officer of Westport Fuel Systems, has been serving on the board of directors of CWI since January 1, 2014.
Certain of the directors and officers may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems, and therefore it is possible that a conflict may arise between their duties as directors or officers of Westport Fuel Systems and their duties as directors and/or officers of such other companies. Such potential conflicts are described in the director and officer biographies included in this AIF, including that Mr. Yu is the Managing Partner of Cartesian, an entity which has a significant existing investment in the Company. Westport Fuel Systems and the directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such items of which they are conflicted. In appropriate cases, Westport Fuel Systems will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict. In accordance with the Business Corporations Act (Alberta), the directors of Westport Fuel Systems are required to act honestly, in good faith and in the best interests of Westport Fuel Systems. In determining whether or not Westport Fuel Systems will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Westport Fuel Systems, the degree of risk to which Westport Fuel Systems may be exposed, and its financial position at that time. Other than as indicated, Westport Fuel Systems has no other procedures or mechanisms to deal with conflicts of interest. Other than as described above, there are no known existing or potential material conflicts of interest between Westport Fuel Systems or any of its subsidiaries and any director or officer of Westport Fuel Systems or of any of its subsidiaries.

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Risk Factors

Risk Factors
An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on www.sedar.com. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operations or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operations or prospects.
Risks Related to our Business
A market for engines with our fuel systems may be limited or may take longer to develop than we anticipate.
Engines with natural gas fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or to pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.
If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.
Certain of our products may not achieve widespread adoption.
Our proprietary technologies have been demonstrated in heavy-duty trucks, medium-duty, light-duty vehicles and high-horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect or that prototypes and commercial systems will be developed and sold in commercially viable numbers.
Many of our fuel systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, customers will be unlikely to buy products containing our fuel systems.
The application of our direct injection technology in high-horsepower applications is in its early stages. Our technology may not meet all the demands of these new applications, such as ultrahigh reliability, long life, high efficiency, high performance, refuelling convenience, emissions and safety regulations. Other technologies may provide a better compromise. In these cases our market penetration may be lower than expected.

45 | WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM

Risk Factors | Risks Related to our Business

We have incurred and continue to incur losses.
We have incurred substantial losses since our inception and continue to incur losses and experience negative cash flows. While we have undertaken significant efforts to reverse this, we cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing, and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows, and we may need to raise additional capital.

We may be unable to raise additional capital.
Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, R&D projects, sales, marketing and product development activities, and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

Sustained negative economic factors could negatively impact our business.
Global economic factors beyond our control such as sustained and far reaching negative economic factors, more restrictive access to credit markets, current state of the energy markets and low fuel price differential, or other broad economic issues may negatively affect the market, and reduce demand for our products as partners and potential customers defer replacing or expanding their fleets. Natural gas and oil prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of this commodity due to the current state of the world economies and other factors. Our bad debt expense may increase, and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.
We could lose or fail to attract the human capital necessary to run our business.
Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, these employees must be highly skilled and have a sound understanding of our industry, business or technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.

46 | WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM

Risk Factors | Risks Related to our Business

Potential fluctuations in our financial results make financial forecasting difficult.
We expect our revenues and results of operations to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues, and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our R&D programs is difficult to predict and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current R&D programs. We are also subject to normal operating risks such as credit risks, foreign currency risks, and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our Common Shares might be materially and adversely affected.
Fuel price differentials are hard to predict and may be less favourable in the future.
The acceptance of natural gas-fuelled engines by customers depends in large part on the price differential between natural gas, diesel and gasoline fuels. Despite current oil price volatility tied to an overabundance of supply, natural gas and LPG has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products and government excise and fuel tax policies. There can be no assurance that natural gas or LPG will remain less expensive than diesel and gasoline fuels. This may impact upon potential customers' decisions to adopt gaseous fuels as an energy solution in the short term.
Our growth is dependent on natural gas refuelling infrastructure that may not be built and commissioned.
Natural gas must be carried on board in liquefied or compressed form, and there are few public or private refuelling stations available in many jurisdictions, including Canada and the U.S. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel or that companies will develop refuelling stations to meet projected demand.  If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.
Changes in environmental and regulatory policies could hurt the market for our products.
We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the U.S. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet

WESTPORT FUEL SYSTEMS INC. 2016 ANNUAL INFORMATION FORM | 47

Risk Factors | Risks Related to our Business

emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.

We currently face, and will continue to face, significant competition.
Our products face, and will continue to face, significant competition, including from incumbent technologies, and in particular increased competition with respect to SI natural gas engine OEMs in China and aftermarket kit providers in Europe. As the market for natural gas engine products continues to grow this competition may increase. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.
Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies, including other fuel systems and in particular increased competition with respect to SI natural gas engine OEMs in China, natural gas tanks and aftermarket kit providers in Europe. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.
In high-horsepower applications, there are already engine manufacturers with significant experience with utilization of natural gas, for example, in power generation and in marine applications. Westport Fuel Systems may not be able to gain experience fast enough to capture a significant enough market share.
We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology or our own

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right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:

(i)
any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example, through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

(ii)	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

(iii)	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

(iv)	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

(v)	any of our trade secrets will not be learned independently by our competitors; or

(vi)
the steps we take to protect our intellectual property will be adequate. In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture or shipment of products or our use of processes requiring such intellectual property.
We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows, parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from

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formal legal action to obtain a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.
As a result, while we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including any that may arise in respect of, including but not limited to our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:

•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.
Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
We are dependent on relationships with strategic partners.
Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution.  To be commercially viable, our fuel systems must be integrated into engines, and our engines must be integrated into chassis manufactured by OEMs.  We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements or that our strategic partners will not seek to renegotiate or amend those agreements before or after a product has been commercialized. We can offer no guarantee that even if technology agreements do exist with our strategic partners that OEMs will manufacture engines with our fuel systems or chassis for our engines, or if they do manufacture such products, that customers will choose to purchase them.  Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results.  In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.
Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, to change or seek to change the terms of our contractual relationships with them or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.
In addition, disputes regarding the rights and obligations of the parties have in the past and may in the future arise under our agreements with our strategic partners.  These and other possible disagreements have in the past and may in the future lead to the renegotiation or modification of such agreements, or could lead to the termination of such agreements or delays in collaborative research, development, supply, or

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commercialization of certain products, or could require or result in litigation or arbitration.  Moreover, disagreements have in the past and may in the future arise with our strategic partners over rights to intellectual property.  These kinds of disagreements could result in costly and time-consuming litigation.
Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.
We are dependent on relationships with our suppliers.
While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with certain suppliers, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce and schedules  as well as their ability to ramp up capacity and maintain quality and cost to support our production requirements.  For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all.  If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results.  Our products also use steel and other materials that have global demand.  The prices and quantities at which those supplies are available fluctuate and may increase significantly.  Competitive pressure, however, may not allow us to increase the sales price of our products.  Any such increases may therefore negatively affect our margins and financial condition.  We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible.  There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.
We are dependent on our relationship with Cummins for CWI profits and cash flows.
CWI purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on CWI's business and financial results.
Under the Amended JVA, while Cummins is subject to exclusivity restrictions that generally limit Cummins' ability to compete against CWI in North America in respect of SI natural gas or propane products within the displacement range of the products covered by CWI Amended JVA ("CWI Products"), beginning in February 2017, Cummins will be permitted to market and sell a SI natural gas or propane engine within the displacement range of the CWI Products in North America should they choose to develop one based on a new Cummins heavy duty engine platform and without CWI’s assistance. In addition, the Amended JVA permits Cummins to develop, market and sell products that compete with CWI outside of North America. The introduction by Cummins of new products that compete with CWI could have a material adverse effect on CWI's sales of CWI Products and on CWI's financial results.
Under the Amended JVA, the market scope for sales of CWI Products by CWI is primarily limited to North America. Cummins has the sole right to sell CWI Products outside of North America, and the revenues from such sales (as well as the corresponding costs and liabilities) will be credited to CWI. There can be no

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assurance that Cummins will continue to pursue sales of the CWI Products outside of North America or that the pricing for such CWI Products will be set at levels that will allow such CWI Products to compete effectively in the applicable markets. In addition, the limitation of CWI's market scope primarily to North America subjects CWI to more concentrated market risk. Any decrease in demand within the North American market for the CWI Products, including as a result of the decrease in the cost of fuels that are alternatives to natural gas or conditions or events that impair or adversely affect the infrastructure for producing and transporting LNG could have a material adverse effect on CWI's business and financial results.
The Amended JVA provides that substantially all significant decisions with respect to CWI and its business must be unanimously approved by the CWI board of directors and, in some instances, the shareholders of CWI. Because the CWI board of directors is evenly divided between Westport and Cummins designees and each of Westport and Cummins have 50% ownership of the common shares of CWI, any material change in the nature or scope of CWI's business, requires each of Westport’s and Cummins' approval. Failure or delay by Cummins or Westport and their respective designees to the CWI board of directors to approve any such matters could have a material adverse effect on CWI's business and financial results. In addition, the declaration and payment of any dividends by CWI requires unanimous approval of the CWI board of directors and is subject to the business judgment of the CWI board of directors, taking into account the factors specified in the Amended JVA. Failure or delay by CWI to pay dividends could have a material adverse effect on Westport's cash flows and liquidity.
The Amended JVA provides that upon a change of control of Westport, Cummins may elect to terminate the Amended JVA (in which case Cummins is obligated to repurchase Westport's shares of CWI at a price determined based on a formula in the Amended JVA) or continue the Amended JVA upon certain modified terms. These provisions may make it less likely that Westport will experience a change of control or may diminish any takeover premium that a third party would pay for its shares.
Our limited production trials, commercial launch activities and field tests could encounter problems.
We conduct limited production trials and field tests on a number of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.
We may have difficulty managing faster than anticipated product expansions.
As products are launched, sales may be more than we expect.  During periods of quicker than anticipated expansion, we may have difficulty expanding the scope of our operations to match the increased demand. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.

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Warranty claims could diminish our margins.
There is a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a re-design, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could itself have an adverse impact on our finances and on existing or future sales.
New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercialized products, including but not limited to the Westport™ WiNG System and our first generation of Westport™ HPDI systems from which to make our warranty accrual estimates.
We could become subject to product liability claims.
Our business exposes us to potential product liability claims that are inherent to natural gas, LPG and hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.
Natural gas, LPG and hydrogen are flammable gases and are potentially hazardous products. Our operations, including our R&D and manufacturing processes, are subject to all of the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages.  Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other resources, in which event Westport Fuel Systems could incur significant costs that could have a material adverse effect upon its financial condition.

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We could become liable for environmental damages resulting from our research, development or manufacturing activities.
The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.
We have foreign currency risk.
Although we report in U.S. dollars, many of our operating expenses are in Canadian dollars and Euros. Foreign exchange gains and losses are included in results from operations. A decline in the U.S dollar relative to the Canadian dollar, or a decline in the Euro relative to the U.S. dollar could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. In fiscal 2016, the U.S. dollar appreciated significantly against the Canadian dollar and the Euro.
We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, Canada’s Corruption of Foreign Public Officials Act, and similar foreign anti-bribery laws.
The U.S. Foreign Corrupt Practices Act (“FCPA”), Canada’s Corruption of Foreign Public Officials Act (“CFPOA”) and similar anti-bribery laws in other jurisdictions prohibit companies and their directors, officers, employees and agents from promising, offering or giving anything of value, including money, to foreign officials, including employees of government owned businesses, for purposes of corruptly influencing such officials in their official duties in order to assist the company in obtaining or retaining business. During the last few years, the U.S. Department of Justice and the U.S. Securities and Exchange Commission (the "SEC") and the Royal Canadian Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases, many resulting in very large fines and deferred criminal prosecutions. We operate in many countries which are viewed as high risk for the purposes FCPA and CFPOA compliance. Our Code of Conduct mandates compliance with anti-bribery laws. We have instituted training programs for certain employees in various jurisdictions where we operate. Despite our training programs and compliance policies, there can be no assurance that all employees and third-party intermediaries (including our distributors and agents) will comply with anti-corruption laws. Any such violation could have a material adverse effect on our business. As part of our anti-corruption policies, in the event that we have reason to believe that our employees, agents, distributors or other third parties that transact Westport Fuel Systems business have or may have violated applicable anti-corruption laws, including the FCPA and CFPOA, we may investigate or have outside counsel or agents investigate the relevant facts and circumstances. We have incurred and in the future may incur

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additional compliance costs associated with the implementation of our FCPA and CFPOA compliance policies and training programs, which could have a material impact on our business.
In any acquisition or joint venture we engage in, we expose ourselves to the possibility that the employees and agents of such businesses may not have conducted themselves in compliance with the anti-corruption laws. In response to increasing FCPA and CFPOA enforcement actions in the U.S. and Canada, we have sought to impose contractual provisions and undertake cost appropriate due diligence. We cannot provide assurance that we will always be protected from the consequences of acts which may have violated the FCPA or CFPOA.
 Violations of the FCPA or CFPOA may result in significant civil and criminal fines, as well as criminal convictions. Violations of the FCPA, CFPOA and other foreign anti-bribery laws, or allegations of such violations, could disrupt our business and cause us to suffer civil and criminal financial penalties and other sanctions, which are likely to have a material adverse impact on our business, financial condition, and results of operations.
If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.
We may not realize the anticipated benefits from joint ventures, investments or acquisitions.
Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. In particular, achieving the benefits of the Merger with Fuel Systems depends, in part, on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.
We could be adversely affected by risks associated with acquisitions.
We have historically and may, in the future, seek to expand our business through acquisitions.  Any such acquisitions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets.  In certain circumstances, acceptable acquisition targets might not be available.  Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that

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we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations.  These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
We could be adversely affected by the operations of our joint ventures and joint venture partners.
We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption. While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, U.S. and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements. Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees. Despite our policies mandating compliance with Canadian, U.S. and local laws, we cannot assure you that our internal control policies and procedures will always protect us from reckless or negligent acts committed by our joint ventures or their employees or agents. Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labour laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. FCPA. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations. Geopolitical tensions may affect the performance of our joint ventures and operations in Asia.
Economic Sanctions may Impact on the Business of Certain of our Foreign Subsidiaries and Joint Ventures
Some of our foreign subsidiaries, joint ventures or future acquisitions may sell products to customers in countries that may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S. and Canadian governments. Although these sanctions and embargoes may not prohibit those foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. We routinely monitor changes in economic sanctions laws and adapt our procedures to remain in compliance with such laws.

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We may not realize the anticipated benefit from the Merger with Fuel Systems.
The Merger with Fuel Systems may expose us to certain liabilities, including those that we failed or were unable to identify during the merger process. In addition, the Merger with Fuel Systems could result in difficulties in integration, and, if such difficulties occur, they could adversely affect our results. The integration process with respect to the Merger with Fuel Systems may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules.
Risks Related to our Common Shares
Our Common Share price may fluctuate.
The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price has been and could in the future be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Additionally, our Common Share price has historically been strongly correlated with the differential between the price of natural gas, diesel fuel and crude oil. The price of such commodities has been subject to significant volatility. See "MARKET FOR SECURITIES" for the 52-week trading price of our Common Shares.
Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our management's time and attention.
From time to time, we may become involved in, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of our Common Shares. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

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We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable fluture; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.
We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.
Based in part on current operations and financial projections, we do not expect to be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for our current taxable year or in the foreseeable future.  However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change.  Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.  A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.  The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and related rules and regulations.  As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.  In addition, our officers, directors and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act.  Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider

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Risk Factors | Risks Related to our Common Shares

reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status.  We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS").  If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the NASDAQ Listing Rules that are available to foreign private issuers.
U.S. investors may not be able to obtain enforcement of civil liabilities against us.
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the U.S., and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S. It may not be possible for investors to effect service of process within the U.S. on certain of our directors and officers or the experts named in this AIF or enforce judgments obtained in the U.S. courts against us, certain of our directors and officers or the experts named in this AIF based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this AIF. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this AIF to enforce liabilities based solely upon U.S. federal or state securities laws.

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Audit Committee Matters

Audit Committee Matters
Mandate
The mandate of the Audit Committee as prescribed by the Board is set out in the Audit Committee Charter, which is attached as Schedule "A".
Composition
Each Member of the Audit Committee is financially literate and has the ability to preform his or her responsibilities as a member on the Audit Committee based on his or her education and experience, as highlighted in the Director Biographies on page 36.
Reliance on Certain Exemptions
At no time since the commencement of Westport Fuel Systems most recently completed financial year has Westport Fuel Systems relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of National Instrument 52-110 Audit Committees ("52 110"), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Audit Committee Oversight
At no time since the commencement of Westport Fuel Systems most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.
Pre-Approval of Policies and Procedures
The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.
Non-Audit Services
The Canadian Institute of Chartered Accountants Revised Rules of Professional Conduct on auditor independence (the "Rules") as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. In accordance with those Rules, the Audit Committee has approved, adopted and made effective the Westport Fuel Systems Audit Committee Preapproval Policy. That policy requires that the Audit Committee approve annually the types of services management may engage the external auditor to perform and that the Audit Committee set a dollar limit per engagement and in aggregate that management may spend on non-audit services. Amounts outside of these services or authorized limits require explicit approval from the Audit Committee Chair.

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Principal Account Fees and Services

Principal Accountant Fees and Services
The following table shows the aggregate fees billed to the Company by Deloitte LLP and KPMG LLP, in their respective capacities as the Company’s independent registered public accounting firm. For the 2015 year end KPMG LLP succeeded Deloitte LLP as the Company's independent registered public accounting firm with effect from October 16, 2015. The following tables are shown in Canadian dollars' and the 2015 figures do not include Fuel Systems Solutions' fees.

PRINCIPAL ACCOUNTANT FEES & SERVICES in Canadian Dollars
	12/31/2016	12/31/2015
Audit Fees	$2,004,571	$743,157
Audit Related Fees	Nil	Nil
Tax fees	48,000	83,555
All Other Fees	85,150	751,286
Total	$2,137,721	$1,577,995
Audit Fees
Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and reviews of the Company’s quarterly financial reporting, and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. Of the 2015 fees, $C32,500 of the total fees paid during the year related to fees paid to KPMG LLP prior to their appointment as auditor.
Audit-Related Fees
Audit-related fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant, Deloitte LLP or KPMG LLP. Fees disclosed under this category are for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.
Tax Fees
Tax fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant, Deloitte LLP or KPMG LLP. Fees disclosed under this category are for professional services rendered for tax compliance, tax advice. The 2015 fees relate to fees paid to KPMG LLP prior to their appointment as auditor.
All Other Fees
"Other Fees" represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant, Deloitte LLP or KPMG LLP. Fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above, and relate primarily to the Merger with Fuel Systems. Of the 2015 fees, $C666,900 of the total fees paid during the year relate to fees paid to KPMG LLP prior to their appointment as auditor.

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Legal and Regulatory Proceedings

Legal and Regulatory Proceedings
We are not involved in any material legal or regulatory actions or proceedings, nor are any such actions proceedings known to be contemplated. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.
Interests of Management and Others in Material Transactions
Other than as described below or elsewhere in this AIF, no director or officer of Westport Fuel Systems, no person or company beneficially owning, or controlling or directing, more than ten percent of any class or series of the Company's outstanding voting securities, nor any associate or affiliate of such persons or companies, has had any material interest, direct or indirect, in any transaction within our three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Westport Fuel Systems.
Transfer Agent and Registrar
Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario. Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750, Golden, CO 80401.
Material Contracts
Cartesian
Mr. Peter Yu, a director of Westport Fuel Systems, is the founder and managing partner of Cartesian. On January 11, 2016, Cartesian provided $17.5 million in capital to Westport in exchange for a percentage of amounts received by Westport on select HPDI and joint venture products through 2025. On April 20, 2016, Westport announced that it had sold a derivative economic interest in Westport HK to Cartesian for an up-front payment of $6.3 million plus a potential future payment based on Cartesian's return on investment.
Westport received an additional $17.5 million from Cartesian in consideration for the issuance by Westport Fuel Systems of convertible notes (the "Convertible Notes") to Cartesian upon completion of the Merger with Fuel Systems. The Convertible Notes bear interest at 9% and have a five-year term. The Convertible Notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31.
A copy of the Cartesian Agreement is available on SEDAR at http://www.sedar.com.

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Material Contracts | Debentures

Debentures
On September 23, 2011, we announced we had raised C$36 million in Canadian dollars through the issuance of Debentures (the "Initial Debentures") offered by Macquarie, on a private placement basis, to replace previously issued debentures that matured in July 2011. The Initial Debentures are governed by the terms of an indenture (the "Note Indenture"), are unsecured and subordinated to senior indebtedness, and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012. The Initial Debentures, and the Additional Debentures (defined below), are not listed on any stock exchange.
On June 27, 2014, we announced that we had extended the maturity date of the Initial Debentures from September 22, 2014 to September 15, 2017, subject to the option of the holders of Debentures (as defined below) to extend the maturity date of such holder's Debentures by up to six successive six-month terms. We also issued an additional C$19 million in debentures (the “Additional Debentures”, and together with the Initial Debentures, the "Debentures"), on the same terms as the Initial Debentures, bringing the total outstanding Debentures to C$55 million. The maturity date of the Initial Debentures was extended by execution of a supplemental indenture to the Note Indenture and an extraordinary resolution of the holders of the Initial Debentures.
The Note Indenture restricts Westport Fuel Systems from incurring additional indebtedness for borrowed money, including obligations under banker's acceptances, commercial paper, bonds and debentures ("Debt") and from guaranteeing any Debt of other persons, except for:

•	certain Senior Indebtedness, as defined in the Note Indenture;

•	unsecured Debt ranking pari passu with the Debentures in an aggregate principal amount not to exceed $60,000,000 outstanding at any time; and

•
guarantees of outstanding Debt of other persons provided that the aggregate outstanding principal amount of pari passu Debt permitted pursuant to paragraph (ii) above together with the outstanding principal amount of any Debt of other persons guaranteed by Westport Fuel Systems does not exceed $70,000,000 at any time.

The Note Indenture does not restrict Westport Fuel Systems from increasing the amount of certain senior indebtedness owing to our bankers or other senior lenders currently outstanding or from creating liens on our assets to secure such senior indebtedness or permitted increases to such senior indebtedness. The Note Indenture additionally does not restrict subsidiaries and affiliates of Westport Fuel Systems from incurring indebtedness for borrowed money or other obligations.
Amended and Restated Joint Venture Agreement
Effective February 19, 2012, Cummins and Westport entered into the Amended JVA for the CWI joint venture. The Amended JVA provides for, among other things, clarification concerning the scope of products within CWI and revised certain economic terms of the prior joint venture agreement.ins and Westport agreed in the Amended JVA to focus CWI's future product development investments on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.
The Amended JVA defines CWI's market as sales of CWI Products manufactured in the U.S.A, Canada and/or Mexico for use in on-road vehicles in such countries as well as continuation of CWI's business with respect to

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Material Contracts | Amended and Restated Joint Venture Agreement

the local production of CWI Products in India and/or China for those local markets for up to three years following the effective date of the Amended JVA.
During the term of the Amended JVA, Cummins has the sole right to sell and export all CWI Products outside of North America. CWI Products sold outside of North America will be sold by Cummins as Cummins branded products. CWI will be credited the revenue and charged for the cost of revenue and other related costs for CWI Products from 5.9 up to 10 litres regardless of where they are sold in the world or how they are branded. Revenue on the sale of the 11.9 litre CWI Product in North America and in Australia will be credited to CWI, subject to CWI being charged for the cost of revenue and other related costs. Cummins will retain all revenue and be responsible for the cost of revenue and other related costs for sales of the 11.9 litre CWI Product outside of North America and Australia.
Under the terms of the Amended JVA, Westport and Cummins agree not to sell on-highway natural gas or propane engines within the market scope except as provided by the Amended JVA. Cummins has also agreed not to market or sell a SI natural gas engine of 13 litres or less that is a derivative of the ISX12 G platform, or any SI natural gas or propane engine that falls within the displacement range of the CWI Products in North America. However, after the first five years of the Amended JVA term, Cummins may produce and sell a SI natural gas or propane engine for the North American market that falls within the displacement range of the CWI Products if done without any assistance from CWI, if such engine is based on an entirely new Cummins heavy-duty engine platform not in production in North America on the effective date and provided that Cummins pays to CWI a specified royalty on the net revenue of each such engine sold.
Under the Amended JVA, in the event CWI's annual revenue exceeds certain baseline revenue levels, Westport and Cummins are entitled to receive a performance bonus (the "Performance Bonus"). If and when achieved in any year, the Performance Bonus will be calculated as a percentage of CWI's net income based on the amount by which CWI's actual annual revenue exceeds its baseline revenue level for such year and the applicable party's share of the Performance Bonus (75% in the case of Westport; 25% in the case of Cummins). Net income remaining after payment of the Performance Bonus will be shared equally between Westport and Cummins, with dividends paid on a quarterly basis as approved by the CWI board of directors after considering CWI's business outlook, cash position and future liabilities.
The Amended JVA will continue in full force and effect until the earlier of (a) December 31, 2021, or (b) termination prior to such date in accordance with the terms of the Amended JVA. The Amended JVA will be subject to termination prior to December 31, 2021 under certain circumstances and events described in the Amended JVA, including upon a change of control of either Cummins or Westport.
In the event of a change of control of Westport, Cummins may elect to terminate the Amended JVA in which case Cummins is obligated to repurchase Westport's shares of CWI at a price determined based on a formula in the Amended JVA, or in lieu of exercising its termination right, Cummins may elect to continue the Amended JVA upon certain modified terms, including that: ownership of CWI will be adjusted so that Cummins owns 50.1% and Westport owns 49.9% of CWI; no Performance Bonus will be payable for any periods following such election; Cummins will thereafter have the ongoing right to nominate the President; and Westport will have no access or license to any CWI intellectual property developed after the date of the change of control.
Pursuant to the Amended JVA, certain actions require unanimous approval of CWI's board of directors and/or shareholders, including the declaration or payment of any dividends or any other distributions by CWI, material changes to CWI's business and the addition of new products to CWI's business. See "Risk Factors – We are dependent on our relationship with Cummins for CWI profits and cash flows."
A copy of the Amended JVA is available on SEDAR at http://www.sedar.com. See also "CUMMINS WESTPORT INC. JOINT VENTURE" and "RISK FACTORS" in this AIF for a description of the Amended JVA.

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Interests of Experts

Interests of Experts
KPMG LLP, our independent registered public accountants, have audited our consolidated financial statements for the year ended December 31, 2016. As at the date hereof, KPMG LLP has confirmed that it is independent with respect to Westport Fuel Systems within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and also that they are independent registered public accountants with respect to Westport Fuel Systems under all relevant U.S. professional and regulatory standards.
Additional Information
Additional information, including information as to directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, is contained in our most recent Management Information Circular, which is available on SEDAR at www.sedar.com.
Additional financial information is contained in our financial statements and Management's Discussion & Analysis for the year ended December 31, 2016, which are incorporated herein by reference and form an integral part of this AIF. Additional information relating to Westport Fuel Systems may be found on SEDAR at: www.sedar.com.
Schedule "A": Audit Committee Charter
(Reviewed and accepted by the Westport Fuel Systems Board of Directors on November 13, 2015)
Purpose
The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Westport Fuel Systems Inc. (“Westport Fuel Systems”), established to assist the Board in fulfilling its oversight responsibilities with respect to:

•	the integrity of financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;

•	the adequacy and effectiveness of the system of internal controls, implemented and maintained by Westport Fuel Systems management (“Management”);

•	the understanding of risks, specifically around financial reporting;

•	the promotion of legal and ethical conduct;

•	the independence and qualifications of the external auditors; and

•	the performance of Westport Fuel Systems internal audit function and external auditors.
Authority
The Committee has unrestricted access to Westport Fuel Systems personnel and documents and to its external auditors and will be provided with the resources necessary to carry out its responsibilities. The

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Schedule A: Audit Committee Charter

Committee shall have the authority to authorize investigations into any matter within the Committee’s scope of responsibility and is empowered, if it deems it necessary, to retain special legal, accounting or other consultants to advise the Committee at Westport Fuel Systems expense. The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee.
The Committee is entitled to appropriate funding, with respect to compensation set and determined solely by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for any expenses necessary for the Committee to carry out its duties.
Limitations of the Audit Committee’s Role
While the Committee has the responsibilities and powers set forth in the Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. Management is responsible for preparing complete, accurate financial statements in accordance with generally accepted accounting principles.
Composition
The Committee shall consist, at a minimum, of three members of the Board each of whom shall be affirmatively determined to be financially literate by the Board, one of whom shall be designated the Chair (the "Committee Chair"), as annually appointed by the Independent Directors (as defined in the Charter of the Board) (the "Independent Directors"). The Committee shall be composed solely of Independent Directors. Each of the Directors on the Committee shall possess a basic level of “financial literacy”, and at least one member should qualify as a “financial expert”, as defined by Item 407(d)(5) of Regulation S-K, and be financially sophisticated as described in Section 5605(c)(2)(A) of the NASDAQ Manual. The Board shall give consideration to the periodic rotation of Committee membership as well as the Committee Chair (as part of the annual committee chair appointment process or at such other times as the Chair, or Lead Director, as applicable, sees fit).
Meetings
Regular meetings of the Committee shall be held at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Company’s other financial disclosures and related compliance matters. Additional meetings may be called as necessary. A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Committee Chair, is required for each meeting. If a quorum is present at a meeting, a majority of the members of the Committee in attendance at such meeting is required to approve any matter decided by the Committee at such meeting. Matters may be decided outside of a meeting by the unanimous written consent of all members of the Committee.
The Committee Chair shall, in consultation with Board Chair or the Lead Director, as applicable, Management and the internal and external auditors, set the Committee meeting agendas. Committee members may recommend agenda items subject to approval by the Committee Chair. The Committee shall meet in executive session with Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Audit Committee and the

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Schedule A: Audit Committee Charter

Corporate Counsel of Westport Fuel Systems shall also meet in executive session to review legal matters that, in the Corporate Counsel's or the Audit Committee's opinion, may have a material impact on the financial statements. In addition to the above scheduled meetings, any member of the Committee, the Chairman or Lead Director, as applicable, or the auditors may, subject to required notice, call a meeting of the Committee at any time.
Committee minutes shall be prepared and subsequently approved for all meetings. Copies of such minutes shall be filed with the Corporate Secretary of Westport Fuel Systems, or the equivalent position if applicable, and circulated to all Board members.
The Committee is Charged with the Following Specific Responsibilities:
1. The Committee’s Relationship With the External Auditors
The Committee is responsible for recommending to the Board:

•	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for Westport Fuel Systems;

•	the retention of such external auditor; and

•	the compensation of the external auditor.
The Committee shall satisfy itself regarding the independence of the external auditors and report their conclusions and the basis for those conclusions to the Board. The Committee is responsible for ensuring that it receives from the external auditor a formal written statement delineating all relationships between the external auditor and Westport Fuel Systems, consistent with the standards described in Section 5605(c)(1)(B) of the NASDAQ Manual, and is responsible for actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditor.
With regard to overseeing the work of the external auditors, the Committee is responsible, in consultation with Management, for the following activities:

•	approving the audit scope;

•	reviewing the results of their work;

•	pre-approving any non-audit services or delegating such authority to the Committee Chair;

•	evaluating the performance of the external auditors; and

•	resolving any disagreements between Management and the external auditors regarding financial reporting.
The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the Canadian Public Accountability Board or the Public Company Accounting Oversight Board or by any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm which may have a material effect on the audit of Westport Fuel Systems, (c) any steps taken to deal with any such issues, and (d) all relationships between the external auditors and Westport Fuel Systems. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit

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Schedule A: Audit Committee Charter

services is compatible with maintaining the auditor’s independence, taking into account the opinions of Management and internal auditors. The Committee shall present its conclusions with respect to the independent auditors to the Board.
The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of Westport Fuel Systems internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting Westport Fuel Systems; and (g) significant changes to Westport Fuel Systems auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.
The Committee shall discuss with Management and the external auditors any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off-balance sheet arrangements, and (c) significant business risks or exposures and Management’s assessment of the steps taken to monitor, control and minimize such risk.
The Committee shall monitor the audit partners’ rotation required by law.

2. Oversight of Risk Management Processes
Risk management is an important part of maintaining a sound system of internal control. As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for assessing the range of risks and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks. In this respect, the Committee shall:

•	have the primary oversight role with respect to identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport Fuel Systems; and

•	assess, as part of its oversight of the system of internal controls , the effectiveness of the overall process for identifying principal business risks and provide its view to the Board.
3. Oversight of Internal Control
The Committee shall have the responsibility to assess that Management has designed and implemented an effective system of internal control over financial reporting and to provide any recommendations with respect to such systems to the Board.
Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information. The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.
The Corporate Counsel of Westport Fuel Systems shall advise the Committee and the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with

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Schedule A: Audit Committee Charter

Westport Fuel Systems Code of Conduct and Employee Handbook. Such advisement shall also include the policies and procedures relating to Section 5 of this Charter pertaining to the referenced Related Companies.
The Committee shall also review and approve Westport Fuel Systems policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.

4. Oversight of Continuous Disclosure Reporting
Prior to any disclosure, the Committee shall review the following:

•
the draft or final quarterly and annual financial statements, MD&A and earnings press releases to ensure that all disclosures are in compliance with regulatory requirements, public financing documents or prospectuses; and

•	other draft timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.

•	The Committee shall recommend to the Board the approval of the final annual financial statements and related MD&A.

•
in each instance where a draft is reviewed, the CFO of the Company shall affirm, in writing or via E-mail, to Committee members that no significant changes have been made to the draft other than those specifically agreed to by the Committee for inclusion or such draft shall be re-circulated to the Committee.

In discharging its responsibilities, the Committee will review:

•	all critical accounting policies and practices used or to be used by Westport Fuel Systems and changes in the selection and application of accounting principles.

•	significant financial reporting issues that have arisen in connection with the preparation of such audited financial statements;

•
analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

•	the effect of emerging regulatory and accounting initiatives.
The Committee shall review and discuss with the external auditor any audit problems or difficulties and Management’s response thereto. This review shall include any difficulties encountered by the auditor in the course of performing its audit work, including any restrictions on the scope of its activities or its access to information and any significant disagreements with Management.
The Committee shall also establish a process to receive, retain and treat complaints received by Westport Fuel Systems and the Related Companies referred to in Section 5 of this Charter regarding accounting, internal controls or auditing matters and establish procedures for the confidential, anonymous submission by Westport Fuel Systems employees of questionable accounting and auditing matters. This process will be reviewed annually.
Lastly, the Committee shall ensure that Management has developed and implemented appropriate policies regarding continuous disclosure and that there is compliance with filing requirements and prompt reporting to all investors of material events impacting Westport Fuel Systems.

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Schedule A: Audit Committee Charter

5. Related Companies Financial Results
The audited consolidated financial statements of Westport Fuel Systems may include the results of other companies, in whole or in part, in which Westport Fuel Systems maintains an equity interest. In addition, an investor company may include the disclosure of Westport Fuel Systems results or the results of a co-owned subsidiary. The Committee shall establish a coordination and communications framework with the accountants, auditors and audit committees of these companies. The Committee shall satisfy itself that Westport Fuel Systems consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.
6. Internal Audit Oversight and Responsibilities
The Committee shall:

•	review and approve the Internal Audit Department’s annual audit plan and all major changes the plan.

•	review and discuss with the internal auditors the scope, progress, and results of executing the internal audit plan.

•	receive reports on the status of significant findings, recommendations, and management’s responses.

•	review the Charter, reporting relationship, activities, staffing, organizational structure, and credentials of the internal audit department.

•	review and concur in the appointment, replacement, reassignment, or dismissal of the Internal Audit Director who shall have direct access to the Committee.

•	review the annual performance of the internal audit function.
7. Other Responsibilities
A. Review of Charter
The Committee shall review and reassess the adequacy of this Charter at least annually and recommend to the Board any amendments or modifications to its Charter that the Committee deems appropriate. The Committee shall also prepare and disclose a summary of its mandate to shareholders.
B. Annual Performance Evaluation
At least annually, as part of the Board self-assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to the Nominating and Corporate Governance Committee.
C. Annual Communication Regarding Significant Disagreements
The Committee shall annually inform the external auditors and Management that they should promptly contact the Committee or its Chairman about any significant issue or disagreement related to the system of internal controls and financial reporting.
D. Annual Review of Transactions Involving Directors and Officers
The Committee shall annually review a summary of the Directors’ and Executive Officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.

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